Filed Pursuant to Rule 424(b)(1)
Registration Statement No. 333-87590
5,000,000 Shares

Common Stock

We are offering 2,500,000 shares of our common stock and Rajesh K. Soin, the Chairman of our Board of Directors and sole stockholder, is offering 2,500,000 shares of our common stock through a syndicate of underwriters. The underwriters also have an option to purchase up to an additional 375,000 shares of common stock from us and an additional 375,000 shares from Mr. Soin solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by Mr. Soin.

This is our initial public offering. Our common stock has been approved for listing on The Nasdaq National Market under the symbol “MTCT.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$17.00	$85,000,000

Underwriting discount	$1.19	$5,950,000

Proceeds to us (before expenses)	$15.81	$39,525,000

Proceeds to selling stockholder (before expenses)	$15.81	$39,525,000

The underwriters expect to deliver the shares of common stock to purchasers on or about July 3, 2002.

Legg Mason Wood Walker
Incorporated

Raymond James

Jefferies/Quarterdeck, LLC

BB&T Capital Markets

The date of this prospectus is June 27, 2002.

SM
    “Linking Imagination and Innovation” ®

Through and including July 22, 2002, which is the 25th day after the date of this prospectus, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. In this prospectus, unless the context indicates otherwise, the “Company,” “we,” “us” and “our” refer to MTC Technologies, Inc. and its wholly owned subsidiary, Modern Technologies Corp.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements.

MTC Technologies, Inc.

We provide sophisticated systems engineering, information technology, intelligence operations and program management services focusing primarily on U.S. defense, intelligence and civilian federal government agencies. For the year ended December 31, 2001 and the three months ended March 31, 2002, over 80% of our revenue was derived from our customers in the Department of Defense and the intelligence community, including the U.S. Air Force, U.S. Army and joint military commands. Having served the military and defense communities since our founding in 1984, we believe we are strategically positioned to assist the federal government as it increases its focus on modernizing defense capabilities and maintaining national security.

We develop and implement innovative, real-world solutions to complex engineering, technical and management problems. We combine a comprehensive knowledge of our customers’ business processes with the practical application of advanced engineering and information technology tools, techniques and methods to create value-added solutions for our customers. Approximately 70% of our personnel are located at our customers’ facilities. In the three months ended March 31, 2002, we provided approximately 78% of our services directly to our customers as a prime contractor, delivering many mission-critical services. Serving as a prime contractor in close proximity to our customers has allowed us to maintain long-standing relationships that have been important to our growth. We have provided services to the U.S. Air Force since our founding, the U.S. Army for 13 years and NASA for seven years.

From 2000 to 2001, our revenue grew approximately 22%. We believe we are well positioned to continue our internal revenue growth by leveraging our existing customer relationships and diverse contract vehicles, including General Service Administration (GSA) schedules and Blanket Purchase Agreements (BPAs). We believe our contract base to be well diversified with over 135 active contracts, representing over 440 task orders as of March 31, 2002. In July 2001, we were one of six awardees of the U.S. Air Force’s Flexible Acquisition and Sustainment Tool (FAST) program with a ceiling of $7.4 billion. Under the FAST program, we expect to have the opportunity to compete for several hundred million dollars in task orders each year over the seven-year contract life as the U.S. Air Force maintains and modernizes aircraft and defense systems. As of March 31, 2002, we had an estimated total backlog of $258 million, of which $91 million was funded.

Our management team has substantial experience providing specialized services to the Department of Defense, intelligence community and other federal government agencies. Most of our senior executives have served in high-level positions in the armed forces or intelligence community and maintain significant contacts with these organizations. Our chief executive officer has served as a senior executive of two public companies and has 11 years of public company experience in the defense industry. Our management team is supported by a high-quality staff of approximately 1,000 people, of whom more than 60% hold government security clearances, including approximately 15% with Top Secret clearance or higher, allowing us to work with our customers in highly classified environments.

Market Opportunity

The federal government is the largest purchaser of services and solutions in the U.S. with a total annual budget for 2003 of $2.1 trillion. The discretionary budget for defense and non-defense items accounts for $773 billion, representing more than one-third of the total budget. The defense budget for 2003 is $379 billion including a $10 billion emergency fund and is expected to grow to $442 billion by 2007. Budgets for civilian agencies that we support, such as NASA, are included in the non-defense portion. Information technology continues to be a focus area across all organizations in the federal government. The independent market research firm, INPUT, predicts that information technology spending will grow from $37.1 billion in 2002 to $63.3 billion in 2007. There are several key factors that we believe will continue to drive the growth of the federal government market in the defense industry:

•	increased spending on national defense, intelligence and homeland security as a result of the recent terrorist incidents in the U.S.;

•	ongoing modernization of information technology and communication infrastructures;

•	increased reliance of government customers on outsourced technology services;

•	increased emphasis on defense system sustainment and modernization; and

•	continued evolution of federal government procurement practices.

Our Competitive Advantages

We believe we are well positioned to meet the rapidly evolving needs of the U.S. defense, intelligence and civilian federal government agencies because we possess important business strengths, including the following:

Ability to Leverage the Breadth and Depth of Our Capabilities through Our Diverse Contract Vehicles. Our broad array of technical and program management capabilities and diverse contract vehicles afford us opportunities to expand our business with existing customers and to develop relationships with new customers. We have the domain expertise in our customers’ systems and infrastructures that allows us to provide total systems solutions. In addition, our customers are able to access our services efficiently and rapidly through our diverse contract vehicles, eliminating the time-consuming prequalification process necessary if these contract vehicles were not already in place.

Responsive Bidding Practices. Our flexible management structure, culture and bid tracking system allow us to respond quickly to new business opportunities. While our infrastructure allows us to be sophisticated and organized in our bidding practices, our flat organizational structure promotes timely and rapid decisions. We empower our employees with the authority to identify, assess, pursue and respond to new business opportunities. Our tracking system incorporates a web-based system that is accessible to potential subcontractors and coordinates the dissemination of information and the collection of proposals on a real-time basis. In light of recent federal procurement reform, we believe that our ability to respond quickly to bids provides us a competitive advantage.

Highly Qualified Staff with Security Clearances. We emphasize hiring and retaining an experienced and skilled staff that is augmented with former high-ranking government personnel. Of our professional staff, over one-third possess advanced degrees. Over 60% of our employees have government security clearances, with approximately 15% holding Top Secret security clearances or higher. Moreover, many of our staff are specialists in certain key areas, including Special Operations Forces, Signals Intelligence, Measurement and Signatures Intelligence and Imagery Intelligence, as well as a number of highly sensitive and mission-critical programs.

Experienced and Disciplined Management Team. All of our senior managers have 20 or more years of combined military and industry experience and 73% are former senior military officers or intelligence officers, providing the experience and leadership capabilities needed to continue our impressive growth. Moreover, our key operational managers average more than nine years of tenure with us. All of our senior managers benefit from a sophisticated internal training program that provides them with the financial and management skills to complete projects on time while minimizing costs, resulting in maximized margins. Our training methodology and processes have formed the foundation for our ISO program and were instrumental in us achieving ISO certification in 2002.

Strong Customer Relationships. We have a successful track record of fulfilling our customers’ needs, as demonstrated by our long-term relationships with many of our largest customers. We have supported technical services programs for the U.S. Air Force for over 17 years and similar programs for the U.S. Army for 13 years. In addition, we have supported the intelligence community for eight years and provided business and highly technical modeling and simulation support to NASA for seven years.

Our Business Strategy

Our objective is to profitably grow our business using the following strategies:

Grow Business with Our Existing Customers. Many of our customers have increasing requirements and responsibilities due to the government’s emphasis on defense and national security. As a result, our customers continue to outsource more of their existing activities, while introducing new program areas that we believe we can support. Our diverse capabilities allow us to provide a wide variety of services to our existing customers as they expand their activities. We believe our high level of customer satisfaction and deep knowledge of our customers’ business processes enhance our position to provide these additional services.

Expand Our Customer Base. We intend to build on our long-term customer relationships, broad skill base, diverse contract vehicles and industry reputation to expand our customer base to new customers. We intend to focus on those areas that we believe provide opportunities for growth and where we can provide high value-added services. Our large contract portfolio allows us to rapidly respond and provide support to new customers. For example, we were one of six awardees of the $7.4 billion FAST program. We believe our past performance and industry reputation with previous U.S. Air Force customers were major factors in our award of the FAST program, and we expect that these factors will continue to be important as we expand into new customer areas.

Pursue Strategic Acquisitions. We plan to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can broaden our domain expertise and service offerings and allow us to establish relationships in new program areas. We intend to be highly selective in our acquisition program and will focus on acquiring businesses that provide value-added services and solutions for the defense and intelligence communities. We also will consider opportunities that would enable us to leverage our reputation and experienced management team in areas of high growth potential.

The Offering

Common stock offered by us	2,500,000 shares
Common stock offered by Mr. Soin, the selling stockholder	2,500,000 shares
Common stock to be outstanding immediately after this offering	12,387,482 shares
Use of proceeds
We expect to use the net proceeds from this offering (i) to repay certain indebtedness and (ii) for working capital and general corporate purposes, including potential acquisitions of complementary businesses. See “Use of Proceeds” on page 19.

Over-allotment option
We and our selling stockholder have granted the underwriters an option to purchase up to an additional 750,000 shares of common stock solely to cover over-allotments. If this over-allotment option is exercised in full, we will sell to the underwriters an additional 375,000 shares, and the selling stockholder will sell to the underwriters an additional 375,000 shares.

Nasdaq symbol	MTCT

Unless we specifically state otherwise, the information contained in this prospectus:

•	is based on the assumption that the underwriters will not exercise the over-allotment option granted to them by us and our selling stockholder;

•	gives effect to a 2,471.8707-for-1 split of our common stock;

•	excludes 415,273 shares of common stock subject to outstanding and immediately exercisable stock options that have been granted to three members of our management team; and

•
excludes 474,599 shares of common stock reserved for issuance under our 2002 Equity and Performance Incentive Plan, of which 71,000 shares will be subject to options granted to employees immediately prior to the offering, none of which will be immediately exercisable.

Risk Factors

See “Risk Factors” beginning on page 7 for a discussion of material risks that prospective purchasers of our common stock should consider.

Summary Consolidated Financial Data

The tables below set forth summary consolidated financial data for the years ended December 31, 1999, 2000 and 2001 and for the quarters ended March 31, 2001 and 2002.

Prospective investors should read this summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
	(in thousands, except share and per share data)
Income statement data:
Revenue	$70,319	$75,961	$92,590	$20,630	$23,857
Cost of revenue	59,069	61,866	75,248	17,031	19,782

Gross profit	11,250	14,095	17,342	3,599	4,075
General and administrative expenses excluding amortization of goodwill and other intangibles, management fees to related party and stock compensation expense	5,435	4,965	5,074	1,233	1,596
Amortization of goodwill and other intangibles (1)	—	471	1,086	353	—
Management fees to related party (2)	1,015	2,549	2,395	469	500
Stock compensation expense (3)	—	—	—	—	5,215

Operating income (loss)	4,800	6,110	8,787	1,544	(3,236)
Net interest expense	425	618	570	217	168

Income (loss) from continuing operations	4,375	5,492	8,217	1,327	(3,404)
Loss from discontinued operations (4)	(2,877)	(1,182)	(453)	(209)	—

Net income (loss)	$1,498	$4,310	$7,764	$1,118	$(3,404)

Basic and diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.27	$0.56	$0.83	$0.13	$(0.34)
Pro forma income (loss) from continuing operations			$0.49		$(0.17)
Weighted average shares outstanding	16,479,961	9,887,482	9,887,482	9,887,482	9,887,482
Weighted average shares used in computing pro forma income (loss) from continuing operations per share			11,243,540		11,133,888

	March 31, 2002
	Actual	Pro forma
	(in thousands)
Balance sheet data:
Working capital	$7,209	$2,809
Total assets	28,844	31,244
Long-term obligations	15,010	15,010
Stockholder’s equity (deficiency in net assets)	(4,259)	(8,659)

(1)
We adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, and discontinued the amortization of goodwill as of that date. In addition, intangibles were completely amortized in 2001, and future periods will have no further charge for their amortization.

(2)
The management fees to a related party were paid to a wholly owned affiliate of our sole stockholder. The nature of the services received from the affiliate included our sole stockholder’s services as our Chief Executive Officer, assistance with negotiating financing arrangements, assistance with evaluating acquisition candidates and legal services. These fees will no longer be incurred after March 31, 2002. Although the management fees have been eliminated, we anticipate that a portion of these costs will be replaced on an annual recurring basis, including:

•	our sole stockholder now serves as Chairman of our board of directors for an annual fee of $150,000;
•
our President has assumed the role of Chief Executive Officer, and we have entered into a retention agreement with him that increases his base compensation, effective July 1, 2002, from $250,000 to $500,000. In addition, we will pay the new Chief Executive Officer a $750,000 one-time cash payment based on services performed, or to be performed, by the Chief Executive Officer during the second, third and fourth quarters of fiscal year 2002. The additional compensation will be recorded in three equal installments of $250,000 in each of the quarters ended June 30, September 30 and December 31, 2002;

•	we have hired a Chief Financial Officer with a base compensation of $250,000;
•
in addition to their base salaries, our Chief Executive Officer and Chief Financial Officer may be entitled to discretionary, performance-based bonuses as may be determined from time to time by our board of directors; and

•	we intend to refer legal matters to outside legal counsel, the costs of which are currently not determinable.
(3)
In March 2002, the sole stockholder made a binding commitment to award $5.2 million in stock-based compensation to our President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer to reward the executives for their major contributions to the past profitability, growth and financial strength of the Company. Stock option agreements to purchase 415,273 shares of the Company’s common stock at $4.19 per share were entered into with the executives on May 3, 2002 to satisfy the $5.2 million stock compensation award. The options had an intrinsic value of $5.2 million based upon the difference between the estimated fair value of our common stock of $16.75 per share and the exercise price. For more information, please see Note O to our consolidated financial statements on page F-17.

(4)
We have decided to exit certain lines of business so that we can continue to enhance our core competencies. For more information on our discontinued operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations” on page 28 and Note I to our consolidated financial statements on page F-14.

Transactions Prior to the Offering

Revocation of S Corporation Status

We are revoking our S corporation status in connection with the offering. In connection with that revocation, we distributed $3.4 million to our sole stockholder, representing substantially all of our S corporation earnings through the date of revocation of our S corporation status. See “S Corporation Status” on page 20.

Stock Split

Our holding company structure was established on May 3, 2002. We completed a 2,471.8707-for-1 stock split on June 11, 2002. For purposes of this prospectus, unless stated otherwise, “common stock” means our common stock after giving effect to the stock split. See “Description of Capital Stock” on page 62.

Divestitures

To focus on our core competencies, we have divested several of our ancillary businesses. Those businesses have been distributed to our sole stockholder. See “Related Party Transactions—Nonrecurring Transactions—Business Dispositions” on page 59.

Immediately following the closing of this offering, Rajesh K. Soin, our Chairman and sole stockholder, will beneficially own approximately 59.6% of our issued and outstanding common stock. As a result, Mr. Soin will be able to control the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation and mergers or other business combinations.

We were incorporated in Delaware in April 2002 to hold all of the capital stock of Modern Technologies Corp., which was incorporated in 1985. Our principal executive offices are located at 4032 Linden Avenue, Dayton, Ohio 45432. Our telephone number at that address is (937) 252-9199. Our website is www.modtechcorp.com. The information on our website is not a part of this prospectus.

MTC® is a registered trademark of our subsidiary.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before purchasing our common stock. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations or results. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We are dependent on contracts with the U.S. federal government for substantially all of our revenue.

For the year ended December 31, 2001 and for the three months ended March 31, 2002, we derived approximately 93% and 89%, respectively, of our revenue from federal government contracts, either as a prime contractor or a subcontractor. We expect that federal government contracts will continue to be the primary source of our revenue for the foreseeable future. If we were suspended or debarred from contracting with the federal government generally, or any significant agency in the intelligence community or Department of Defense, or if our reputation or relationship with government agencies were impaired or the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition or operating results would be materially harmed. We could be debarred or suspended for, among other things, actions or omissions that are deemed by the government to be so serious or compelling that they affect our contractual responsibilities. For example, we could be disbarred for commission of a fraud or criminal offense in connection with obtaining, attempting to obtain or performing a contract, or for embezzlement, fraud, forgery, falsification or other causes identified in Subpart 9.4 of the Federal Acquisition Regulations. In addition, changes in federal government contracting policies could directly affect our financial performance. Among the factors that could materially adversely affect our federal government contracting business are:

•	budgetary constraints affecting federal government spending generally, or defense and intelligence spending in particular, and annual changes in fiscal policies or available funding;

•	changes in federal government programs, priorities, procurement policies or requirements;

•	new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors;

•	federal governmental shutdowns (such as occurred during the government’s 1996 fiscal year) and other potential delays in the government appropriations process; and

•	delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons.

These or other factors could cause federal governmental agencies, or prime contractors where we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or to not exercise options to renew contracts, any of which could have a material adverse effect on our financial condition and operating results.

Our FAST program is likely to affect our operating results.

The FAST program is a multiple award, Indefinite Delivery Indefinite Quantity (IDIQ) contract with a $7.4 billion ceiling supporting the U.S. Air Force over a seven-year period. Although the FAST program accounted for a negligible percentage of our revenue in 2001, we are expanding our operations and incurring substantial costs in anticipation of tasks being awarded to us under the FAST program. If the FAST program is terminated, or if we fail to be awarded tasks as anticipated, our revenue growth could suffer. In addition, although we believe the FAST program presents an opportunity for significant growth, program management is generally less profitable than our other activities. In the event that the FAST program or other similar programs become a significant part of our business, our operating margins as a percentage of total revenue could be diminished.

We face competition, including under the FAST program, from other firms, some of which have substantially greater resources, industry presence and name recognition.

We operate in highly competitive markets and generally encounter intense competition to win contracts. We compete with many other firms, ranging from small specialized firms to large diversified firms, some of which have substantially greater financial, management and marketing resources than we do. For example, under the FAST program, we regularly compete for task orders with companies that have annual operating revenues exceeding $20 billion. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as geographic presence, price and the availability of key professional personnel. As part of our competitive strategy, we plan to expand our geographic coverage and customer base by selectively pursuing strategic acquisitions of other service providers. We envision pursuing acquisitions of companies valued between $10 million and $100 million. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. There is a risk that we may have disputes with subcontractors concerning a number of issues, including the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or our decision not to extend existing task orders or issue new task orders under a subcontract. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as a prime contractor. As we expand into the program management area under the FAST program, our exposure to this risk will increase as a result of our reliance on subcontractors that provide specialized products. In extreme cases, subcontractor performance deficiencies could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

We may lose money on some contracts if we miscalculate the resources we need to perform under them.

We enter into three types of federal government contracts for our services: time-and-materials, fixed-price and cost-plus. For the three months ended March 31, 2002, we derived 70%, 19% and 11% of our revenue from time-and-materials, fixed-price and cost-plus contracts, respectively. For 2001, these percentages of revenue were 72%, 16% and 12%, respectively.

Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of performance, which may result in a reduced profit or a loss on the contract for us. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-materials contracts because we assume the risk of performing those contracts at negotiated hourly rates. Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns and receive the benefit of cost savings. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based.

To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs.

Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Although we believe that we have recorded adequate provisions in our consolidated financial statements for losses on our contracts, our contract loss provisions may not be adequate to cover all actual losses that we may incur in the future.

Our quarterly operating results may vary widely.

Our quarterly revenue and operating results may fluctuate significantly in the future. A number of factors cause our revenue, cash flow and operating results to vary from quarter to quarter, including:

•	fluctuations in revenue earned on fixed-price contracts and contracts with a performance-based fee structure;

•	commencement, completion or termination of contracts during any particular quarter;

•	timing of spending activities by the federal government;

•	variable purchasing patterns under government GSA schedules, BPAs and IDIQ contracts;

•	changes in Presidential administrations, Congressional majorities and other senior federal government officials that affect the funding of programs;

•	changes in policy or budgetary measures that adversely affect government contracts in general;

•	the nature and cost of hardware requirements for our program management services, particularly in light of our expected expansion of these services under the FAST program; and

•	scheduling of holidays and vacations, which reduce revenue without a significant reduction in costs.

Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Executive approval in a timely manner.

Our senior management is important to our customer relationships.

We believe that our success depends in large part on the continued contributions of Michael W. Solley, our Chief Executive Officer, and other members of our senior management. We rely on our executive officers and senior managers to generate business and execute programs successfully. In addition, the relationships and reputations that members of our management team have established and maintain with government and military personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. While we have entered into a retention agreement with Mr. Solley, that agreement does not prevent him from terminating his employment. The loss of Mr. Solley or any other senior manager could impair our ability to identify and secure new contracts and otherwise to manage our business successfully.

Failure to maintain strong relationships with other contractors or subcontractors could result in a decline in our revenue.

For calendar year 2001 and for the three months ended March 31, 2002, we derived 38% and 22%, respectively, of our revenue from contracts in which we acted as a subcontractor to other contractors or from teaming activities in which we and other contractors have formed to bid on and execute particular contracts or programs. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or teaming relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors’ programs or does not award them new contracts. Consolidation in the industry may result in increased cost and lack of availability of subcontractors, which could adversely affect our business, prospects, financial condition or operating results.

We must recruit and retain skilled employees to succeed in our labor-intensive business.

We believe that an integral part of our success is our ability to provide our customers with skilled employees who have advanced information technology and engineering technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. We obtain some of our contracts on the strength of certain personnel the customer considers key to our successful performance under the contract. If we are unable to provide these key personnel or acceptable substitutions, the customer may not fund the contract.

If we fail to manage our growth, including the expansion of our program management activities under the FAST program, our revenue and earnings could be adversely impacted.

Our business strategy is to continue to expand our operations, including the expansion of our program management activities under the FAST program. This strategy may strain our management, operational and financial resources. If we make mistakes in deploying our financial or operational resources or fail to hire the additional qualified personnel necessary to support higher levels of business, our revenue and earnings could be adversely affected.

Covenants in our credit facility may restrict our financial and operating flexibility, including our ability to pursue strategic acquisitions.

Our credit facility contains covenants that limit or restrict our ability, among other things, to borrow money outside of the amounts committed under our credit facility; to make acquisitions; to dispose of our assets outside the ordinary course of business; to use borrowings for particular purposes; to create or hold subsidiaries; to transfer equity interests in subsidiaries; to extend credit or become a guarantor; to encumber our property or assets; to invest more than a limited amount in fixed assets or improvements; to modify the terms of any indebtedness owed to our selling stockholder; to change our accounting policies or the nature of our business; to amend or commit a default or grant a waiver under any material agreement; to permit ourselves to be a party to any material labor dispute or become subject to an adverse obligation, such as a judgment or decree; to merge or consolidate; and to pay dividends if we are, or after payment of the proposed dividends would be, in default under the credit facility. It also requires us to maintain specified financial standards relating to the net book value of our receivables, our tangible net worth, our fixed charge coverage and the ratio of our funded indebtedness to our adjusted earnings; to maintain adequate records and provide financial statements and other information to the banks; to pay taxes; to maintain insurance; to preserve our corporate existence and maintain our fixed assets; to comply with laws and orders; and to remain qualified to do business where needed. In addition, the ratio of our funded indebtedness to our adjusted earnings can affect the interest rates we pay, even if we satisfy the minimum required standard. Our ability to satisfy these standards can be affected by events beyond our control, and we cannot assure you that we will satisfy them. In addition, the ratio of our funded indebtedness to our adjusted earnings can affect the interest rates we pay, even if we satisfy the minimum required standard. As a result of our divestitures of our ancillary businesses during 2001 and the stock compensation awards granted to certain executives during 2002, we were in violation of a number of covenants in our credit agreement. Our lenders have waived these violations through December 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 32.

Future defaults under our credit facility could allow our lenders to declare all amounts outstanding to be immediately due and payable. We have pledged most of our personal property to secure the debt under our credit facility. If the lenders declare amounts outstanding under the credit facility to be due, the lenders could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the creditors do not waive the default and decide to exercise these rights.

From time to time, we may require consents or waivers from our lenders to permit actions that are prohibited by our credit facility. For example, the implementation of our holding company structure required the consent of our lenders. If, in the future, our lenders refuse to provide waivers of our credit facility’s restrictive covenants and/or financial standards, then we may be in default under our credit facility, and we may be prohibited from undertaking actions that are necessary to maintain and expand our business.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive.

While we have limited acquisition experience, one of our business strategies is to selectively pursue acquisitions of companies in targeted geographic areas that provide services to specific governmental agencies. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. Even if we identify an appropriate acquisition candidate, we may not be able to negotiate satisfactory terms for the acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management’s attention from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Further, our decision to acquire a company may not be driven by cost efficiencies, synergies or increasing revenue. For example, we may seek to acquire one or more of our subcontractors because we do not want to risk losing our relationship with the subcontractor if it is acquired by one of our competitors. In addition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership.

RISKS RELATED TO GOVERNMENT CONTRACTING

Federal government spending priorities may change in a manner adverse to our business.

Our business depends upon continued federal government expenditures on intelligence, defense and other programs that we support. The overall U.S. defense budget declined from time to time in the late 1980s and the early 1990s. While spending authorizations for intelligence and defense-related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A significant decline in government expenditures, or a shift of expenditures away from programs that we support, could adversely affect our business, prospects, financial condition or operating results.

Our federal government contracts may be terminated by the government at any time, and if we do not replace them, our operating results may be adversely affected.

We derive most of our revenue from federal government contracts that typically span one or more base years and one or more option years. The option periods may cover more than half of the contract’s potential duration. Federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government customer to terminate the contract for its convenience, as well as for our default. A decision by a government agency not to exercise option periods or to terminate contracts could result in significant revenue shortfalls.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated profit on terminated work. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source.

Federal government contracts contain other provisions that may be unfavorable to contractors.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. As described above, these allow the government to terminate a contract for convenience or decline to exercise an option to renew. They also permit the government to do the following:

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by us; and

•	suspend or debar us from doing business with the federal government.

We must comply with complex procurement laws and regulations.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our customers and may impose added costs on our business. Among the most significant regulations are:

•
the Federal Acquisition Regulations, and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Moreover, we are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners’ access to classified information. If we were to come under foreign ownership, control or influence, our federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts.

Our contracts are subject to audits and cost adjustments by the federal government.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most large government contractors, our direct and indirect contract costs are audited and reviewed on a continual basis. Although audits have been completed on our incurred contract costs through 1999, audits for costs incurred or work performed after 1999 remain ongoing and, for much of our work in recent years, have not yet commenced. In addition, non-audit reviews by the government may still be conducted on all our government contracts. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our revenue because any costs found to be improperly allocated to a specific contract will not be reimbursed, and revenue we have already recognized may need to be refunded. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of claims and profits, suspension of payments, treble damages, statutory penalties, fines and suspension or debarment from doing business with federal government agencies, which could materially adversely affect our business, prospects, financial condition or operating results. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.

Restrictions on or other changes to the federal government’s use of service contracts may harm our operating results.

We derive a significant amount of revenue from service contracts with the federal government. The government may face restrictions from new legislation, regulations or government union pressures on the nature and amount of services the government may obtain from private contractors. For example, the Truthfulness, Responsibility and Accountability in Contracting Act, proposed in 2001, would have limited and severely delayed the government’s ability to use private service contractors. Although this proposal was not enacted, it or similar legislation could be proposed at any time. Any reduction in the government’s use of private contractors to provide services would adversely impact our business.

Our participation in the competitive bidding process, from which we derive significant revenue, presents a number of risks.

We derive significant revenue from federal government contracts that were awarded through a competitive bidding process. Most of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the:

•	need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•	need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

•
expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

In addition, pricing pressures may arise from increased competition and therefore reduce our operating margins.
If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected.

We may not receive the full amount authorized under contracts that we have entered into and may not accurately estimate our backlog and GSA schedule value.

The maximum contract value specified under a government contract that we enter into is not necessarily indicative of revenue that we will realize under that contract. For example, we derive some of our revenue from government contracts in which we are not the sole provider, meaning that the government could turn to other companies to fulfill the contract, and from IDIQ contracts, which specify a maximum but only a token minimum amount of goods or services that may be provided under the contract. In addition, Congress often appropriates funds for a particular program on a yearly basis, even though the contract may call for performance that is expected to take a number of years. As a result, contracts typically are only partially-funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. As described above, most of our existing contracts are subject to modification and termination at the federal government’s discretion. Moreover, there can be no assurance that any contract included in our estimated contract value that generates revenue will be profitable. Nevertheless, we look at these contract values, including values based on the assumed exercise of options relating to these contracts, in estimating the amount of our backlog. Because we may not receive the full amount we expect under a contract, our backlog may not accurately estimate our revenue. Also, in recent years we have been deriving an increasing percentage of our revenue under GSA schedules. GSA schedules are procurement vehicles under which government agencies may, but are not required to, purchase professional services or products. We have developed a method of calculating GSA schedule value that we use to evaluate estimates for the revenue we may receive under our GSA schedules. We believe our method of determining GSA schedule value is based on reasonable estimates and assumptions. However, there can be no assurance that our methodology accurately estimates GSA schedules value. Estimates of future revenue included in backlog and GSA schedule value are not necessarily precise and the receipt and timing of any of this revenue is subject to various contingencies, many of which are beyond our control. For a discussion of these contingencies see “Business—Backlog” on page 48. We may never realize the revenue on programs included in backlog and GSA schedule value.

Security breaches in classified government systems could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions insurance, which generally do not exceed $1 million per task order awarded.

Our business is dependent upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with federal government requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Our employees may engage in misconduct or other improper activities.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations and failing to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of our customers’ sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

Our stock price may be extremely volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. We and the representatives of the underwriters have negotiated the initial public offering price. The initial public offering price may not be related to the price at which the common stock will trade following this offering. Moreover, the price of our common stock after this offering may fluctuate widely, depending upon many factors, including:

•	our perceived prospects;

•	the prospects of the information technology and government contracting industries in general;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	changes in general valuations for information technology and technical services companies; and

•	changes in general economic or market conditions and broad market fluctuations.

In addition, the terrorist attacks of September 11, 2001 and subsequent bioterrorism concerns have contributed to an economic slowdown and to instability in the U.S. and other global financial equity markets. The armed hostilities that were initiated as a result of these attacks and future responses by the federal government may lead to further acts of terrorism in the United States or elsewhere, and such developments would likely cause further instability in financial markets. All of these factors may increase the volatility of, or decrease, our stock price and could have a material adverse effect on your investment in our common stock. As a result, our common stock may trade at prices significantly below the initial public offering price, and you could lose all or part of your investment in the event you choose to sell your shares.

You will experience immediate and substantial dilution.

The initial public offering price per share significantly exceeds the current net tangible book value per share of our stock that was outstanding prior to this offering. As a result, investors purchasing common stock in this offering at $17.00 per share will experience immediate and substantial dilution in the amount of $14.74 per share. In addition, we have issued options to acquire common stock at prices below the initial public offering price. The exercise of these employee stock options will result in further dilution to new investors.

Mr. Soin, our founder and Chairman, will continue to control the Company.

Upon completion of this offering, Mr. Soin, our selling stockholder, will own or control approximately 59.6% of the voting power and outstanding shares of the common stock. Accordingly, Mr. Soin will control the vote on all matters submitted to a vote of the holders of our common stock. For more information on voting rights, see “Description of Capital Stock—Common Stock” on page 62. As long as Mr. Soin beneficially owns a majority of the voting power of our common stock, he will have the ability, without the consent of our public stockholders, to elect all members of our board of directors and to control our management and affairs. Mr.

Soin’s voting control may have the effect of preventing or discouraging transactions involving an actual or a potential change in control of the Company, regardless of whether a premium is offered over then-current market prices. Mr. Soin will be able to cause or prevent a change in control of the Company.

In the past, we have done business with entities that are controlled by or otherwise related to Mr. Soin. Some of these relationships will continue after this offering. See “Related Party Transactions” on page 58.

The interests of Mr. Soin may conflict with the interests of other holders of our common stock.

We have contracts with entities that are owned or controlled by, or otherwise affiliated with, Mr. Soin, our founder and Chairman, the terms of which were not negotiated at arm’s length.

We currently lease three of our properties, including our headquarters, from BC Real Properties, LLC, which is controlled by Mr. Soin. We will also enter into a sharing agreement with our sole stockholder’s family limited partnership. This agreement will govern the use of aircraft that we will jointly own with our sole stockholder’s family limited partnership. From time to time, we enter into subcontracting relationships with other government contractors that are affiliated with Mr. Soin. While we believe that the terms and conditions of these agreements with entities owned or controlled by, or otherwise affiliated with, Mr. Soin reflect or will reflect prevailing market conditions, we cannot assure you that they are or will be as favorable to us as the terms and conditions that might be negotiated by independent parties on an arm’s-length basis. For more information, see “Related Party Transactions” on page 58.

A substantial number of shares of our common stock will be eligible for sale by Mr. Soin and three of our executive officers in the near future, which could affect the market price of our common stock price.

A substantial number of shares of our common stock will be eligible for sale by Mr. Soin and three of our executive officers in the near future. After this offering, we will have 12,387,482 shares of common stock outstanding. Of these shares, Mr. Soin will own 7,387,482 shares, or approximately 59.6%. We have also granted options to purchase up to an aggregate of 415,273 shares of common stock to three of our executive officers. These options are immediately exercisable and have an exercise price of $4.19 per share.

We cannot predict the effect that any future sales of shares of our common stock by Mr. Soin or these executive officers, or the availability of such shares for sale, will have on the market price of our common stock. We believe that sales of substantial numbers of shares of our common stock by Mr. Soin or these executive officers, or the perception that such sales could occur, could depress or otherwise adversely affect the market price of our common stock.

In conjunction with this offering, Mr. Soin and these executive officers have entered into lock-up agreements with the underwriters and us pursuant to which they have agreed not to sell, pledge or otherwise dispose of their shares, without the prior written consent of Legg Mason Wood Walker, Incorporated, for a period after the date of this prospectus of 270 days in the case of Mr. Soin and 180 days in the case of the executive officers. After these lock-up agreements expire, Mr. Soin’s shares and the shares issued upon exercise of these options will be eligible for sale in the public market. Legg Mason Wood Walker, Incorporated, on behalf of the underwriters, may release Mr. Soin and the three executive officers from their lock-up agreements at any time and without notice, which would allow for earlier sale of shares in the public market.

Under a registration rights agreement, beginning 270 days following the effective date of the registration statement of which this prospectus is a part, Mr. Soin will have “demand” registration rights as well as “piggyback” registration rights in connection with future offerings of our common stock. “Demand” registration rights will allow Mr. Soin to cause the Company to file a registration statement registering all or some of his shares. “Piggyback” registration rights will require us to provide notice to Mr. Soin if we propose to register any of our securities under the Securities Act and grant him the right to include his shares in our registration statement. If Mr. Soin exercises these registration rights, he will be able to sell his shares included on a registration statement without the volume restriction and manner of sale requirements imposed on affiliates under Rule 144 of the Securities Act.

Provisions in our charter documents could make a merger, tender offer or proxy contest difficult.

Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of the Company that stockholders may consider favorable. In addition, provisions in our certificate of incorporation and bylaws and in the Delaware corporate law may make it difficult for stockholders to change the composition of the board of directors in any one year and thus may make it difficult to change the composition of management. Our certificate of incorporation and bylaws:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	stagger our board of directors, making it more difficult to elect a majority of the directors on our board and preventing our directors from being removed without cause;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting the Company from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. For more information, see “Description of Capital Stock” on page 62.

We will have broad discretion over the use of proceeds from this offering.

We intend to use the net proceeds from this offering to repay our outstanding borrowings and for working capital and other general corporate purposes, including potential acquisitions of complementary businesses. We will have broad discretion with respect to the use of these funds and the determination of the timing of expenditures. We cannot assure you that we will use these funds in a manner that you would approve of or that the allocations will be in the best interests of all of our stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements. We have attempted to identify forward-looking statements by using such words as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “should” or “will” or other similar expressions. These forward-looking statements, which are subject to risks and uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry, including potential growth opportunities, the effects of future regulation and the effects of competition. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, you should be aware that there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements. Some of these important factors are outlined under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievement. Further, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We disclaim any obligation to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. You should not place undue reliance on forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate the net proceeds to us of this offering to be approximately $38.1 million after deducting the estimated expenses related to this offering and the portion of the underwriting discount payable by us. We intend to use the net proceeds we receive to pay off all of the principal and accrued interest then outstanding under our credit facility. On March 31, 2002, that amount was approximately $16.1 million, approximately $4.8 million of which was under a term loan and approximately $11.3 million of which was under revolving loans. Our term loan matures on October 1, 2005 and incurs interest at either the prime rate or the London Interbank Offering Rate plus a margin. As of March 31, 2002, interest on the term loan was based on the prime rate with a margin of 0.5%. Our revolving loans mature on January 2, 2004 and accrue interest at either the prime rate or the London Interbank Offering Rate, at our election, plus a margin based upon our debt to earnings ratio. As of March 31, 2002, interest on our revolving loans was based on the prime rate plus 0.25%. Both margins are based on the ratio of our funded indebtedness to our adjusted earnings. The weighted average interest rate applicable to all borrowings under our credit facility was 5.1% on March 31, 2002. We incurred the indebtedness under our credit facility in December 2001 and used the net proceeds of this indebtedness to pay off our prior credit facility, which was similar to the revolving portion of our present facility, and to fund working capital.

We may use some or all of the remainder of our net proceeds from this offering (together with cash on hand and additional borrowings) for working capital and general corporate purposes, including all or a portion of the costs of any acquisitions of complementary businesses we decide to selectively pursue in the future. We have no present commitments, agreements or understandings to acquire any business. Pending final use, we may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

We will not receive any proceeds from the sale of the shares by our sole stockholder in this offering.

DIVIDEND POLICY

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our existing credit facility prohibits us from paying a dividend if, after it is paid, we will be in default under our credit agreement. In addition, the terms of any future credit agreement may prevent us from paying any dividends or making any distributions or payments with respect to our capital stock.

All of our assets consist of the stock of our subsidiary. We will have to rely upon dividends and other payments from our subsidiary to generate the funds necessary to make dividend payments, if any, on our common stock. Our subsidiary, however, is legally distinct from us and has no obligation to pay amounts to us. The ability of our subsidiary to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiary’s indebtedness and applicable state laws.

S CORPORATION STATUS

Since the incorporation of our subsidiary in 1985, we have been treated for federal and certain state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, our earnings have been taxed for federal and, in the case of certain states, state income tax purposes directly to our stockholders rather than to us. In connection with this offering, we are revoking our status as an S corporation and will be taxed as a C corporation. As a result of the revocation of our S corporation status, we will record a net deferred tax asset and corresponding income tax benefit effective upon the revocation date. The amount of the deferred tax asset would have been approximately $2.4 million if the revocation date had been March 31, 2002. The actual amount will be determined after giving effect to our operating results through the revocation date.

In connection with the revocation of our S corporation tax status, we made a distribution to our sole stockholder, in the amount of $3.4 million, representing payment of undistributed S corporation earnings at and through the date of revocation, and entered into a tax indemnification agreement with him. Although we believe that we have met the requirements for an S corporation, the agreement provides for, among other things, the sole stockholder to indemnify us for any additional federal and state income taxes, including interest and penalties, incurred by us if for any reason we are deemed to be a C corporation during any period in which we reported our taxable income as an S corporation. The tax indemnification obligation of our sole stockholder is limited to the aggregate amount of all distributions made to him by us to pay taxes during any time that we were reporting our taxable income as an S corporation but are deemed to be a C corporation. The agreement also provides for payment by our sole stockholder to us and by us to our sole stockholder to adjust for any increases or decreases in tax liability arising from a tax audit that affects our tax liability and results in a corresponding adjustment to the tax liability of our sole stockholder. The amount of any payment cannot exceed the amount of refund received by us or our sole stockholder attributable to the adjustment in tax liability.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002:

•	on an actual basis; and

•
on a pro forma, as adjusted basis to reflect our sale of 2,500,000 shares of common stock at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, the distribution payable to our sole stockholder of $6.8 million which represents a $3.4 million distribution to our stockholder in April 2002 and our distribution of approximately $3.4 million of undistributed S corporation earnings in connection with the revocation of our S corporation status and the repayment of approximately $16.1 million of long-term debt.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2002
	(in thousands, except share and per share data) (unaudited)
	Actual	Pro forma as adjusted
Current portion of long-term debt	$1,050	$—
Long-term debt
Term loan	3,700	—
Revolving loan	11,310	—
Stockholders’ equity (deficit)
Common stock, $.001 par value; 50,000,000 shares authorized, 9,887,482 shares issued and outstanding, actual; and 50,000,000 shares authorized, 12,387,482 shares issued and outstanding, pro forma as adjusted	—	3
Paid-in capital	6,409	40,080
Retained earnings (deficit)	(10,668)	(10,617)

Total stockholders’ equity	(4,259)	29,466

Total capitalization	$11,801	$29,466

The information regarding the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2002 and does not include 71,000 shares that may be issued pursuant to options that will be granted under our 2002 Equity and Performance Incentive Plan, which we adopted subject to completion of this offering, or 415,273 shares that may be purchased by three of our executive officers pursuant to options currently outstanding.

DILUTION

Our net tangible book value as of March 31, 2002 was approximately $(5.8) million, or $(0.59) per share of common stock. Net tangible book value per share is determined by dividing the amount of our total tangible assets less our total liabilities by the number of shares of common stock outstanding.

After giving effect to (1) our sale of 2,500,000 shares of common stock at the initial public offering price of $17.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us, (2) distributions to our sole stockholder in connection with the revocation of our S corporation status of approximately $6.8 million and (3) the recognition of deferred income taxes of $2.4 million as a result of the revocation of our S corporation status, our adjusted net tangible book value as of March 31, 2002 would have been $27.9 million, or $2.26 per share. This amount represents an immediate increase in net tangible book value to our sole stockholder of $2.85 per share and an immediate dilution to new investors of $14.74 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$17.00
Net tangible book value per share at March 31, 2002	$(0.59)
Increase per share attributable to new investors	$2.85
As adjusted net tangible book value per share after this offering		$2.26
Dilution per share to new investors		$14.74

If the underwriters’ over-allotment option is exercised in full, our as adjusted net tangible book value at March 31, 2002 would have been approximately $2.65 per share, representing an immediate increase in net tangible book value of $3.24 per share to our sole stockholder and an immediate dilution in net tangible book value of $14.35 per share to new investors.

The calculations in the tables set forth above do not reflect further dilution that may occur from the exercise of outstanding stock options. As of the date of this prospectus, there were outstanding stock options to purchase an aggregate of 415,273 shares of common stock at an exercise price of $4.19 per share. Assuming all outstanding stock options were exercised, dilution to new investors would have been $14.68.

The following table summarizes, on a pro forma basis, as of March 31, 2002, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our sole stockholder and by new investors. The table reflects the initial public offering price of $17.00 per share.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Sole stockholder	9,887,482	77.3%	$4,000	—%	$—
Optionholders (1)	415,273	3.2	1,739,994	3.9	4.19
New investors	2,500,000	19.5	42,500,000	96.1	17.00

Total	12,802,755	100.0%	$44,243,994	100.0%	$3.46

(1)	Assumes the exercise of all stock option awards at an exercise price of $4.19.

SELECTED CONSOLIDATED FINANCIAL DATA

The tables below set forth selected consolidated financial data for the years ended September 30, 1997 and 1998, the three months ended December 31, 1998, the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002. We derived the selected consolidated financial data as of September 30, 1997 and 1998 and December 31, 1999, 2000 and 2001 and for the years then ended and as of December 31, 1998 and for the three months then ended from our audited consolidated financial statements. We derived the selected consolidated financial data as of March 31, 2001 and 2002 and for the periods then ended from our unaudited financial statements. We have prepared our unaudited financial statements on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the three months ended March 31, 2002 are not necessarily indicative of our operating results for 2002 or any other future period.

We have been an S corporation for income tax purposes, and as a consequence, we paid no federal income tax and paid only certain state income taxes. Pro forma net income per share data set forth below assumes that we were a C corporation during the periods and gives effect to the reduction in interest expense, net of the related tax effect, associated with the repayment of debt as described in Note B to the consolidated financial statements.

Prospective investors should read this selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Year ended September 30,		Three months ended December 31,	Year ended December 31,			Three months ended March 31,

	1997	1998	1998	1999	2000	2001	2001	2002
	(in thousands, except share and per share data)
Income statement data:
Revenue	$74,849	$73,340	$16,811	$70,319	$75,961	$92,590	$20,630	$23,857
Cost of revenue	60,484	61,239	14,429	59,069	61,866	75,248	17,031	19,782

Gross profit	14,365	12,101	2,382	11,250	14,095	17,342	3,599	4,075
General and administrative expenses excluding amortization of goodwill and other intangibles, management fees to related party and stock compensation expense	4,717	4,878	1,645	5,435	4,965	5,074	1,233	1,596
Amortization of goodwill and other intangibles (1)	—	—	—	—	471	1,086	353	—
Management fees to related party (2)	—	—	—	1,015	2,549	2,395	469	500
Stock compensation expense (3)	—	—	—	—	—	—	—	5,215

Operating income (loss)	9,648	7,223	737	4,800	6,110	8,787	1,544	(3,236)
Net interest expense (income)	411	97	(91)	425	618	570	217	168

Income (loss) from continuing operations	9,237	7,126	828	4,375	5,492	8,217	1,327	(3,404)
Loss from discontinued operations (4)	(4,790)	(2,968)	(1,144)	(2,877)	(1,182)	(453)	(209)	—

Net income (loss)	$4,447	$4,158	$(316)	$1,498	$4,310	$7,764	$1,118	$(3,404)

Basic and diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.52	$0.40	$0.05	$0.27	$0.56	$0.83	$0.13	$(0.34)
Pro forma income (loss) from continuing operations						$0.49		$(0.17)
Weighted average shares outstanding	17,797,468	17,797,468	17,797,468	16,479,961	9,887,482	9,887,482	9,887,482	9,887,482
Weighted average shares used in computing pro forma income (loss) from continuing operations per share						11,243,540		11,133,888

	September 30,		December 31,				March 31,
								Pro forma March 31,
	1997	1998	1998	1999	2000	2001	2002	2002
	(in thousands)
Balance sheet data:
Working capital	$6,925	$8,190	$11,070	$7,865	$11,311	$10,115	$7,209	$2,809
Total assets	30,135	29,707	29,363	29,864	41,003	25,734	28,844	31,244
Long-term obligations	20,724	18,092	9,822	15,262	18,418	13,075	15,010	15,010
Stockholder’s equity (deficiency in net assets)	9,411	11,614	10,352	4,461	10,193	(121)	(4,259)	(8,659)

(1)
We adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, and discontinued the amortization of goodwill as of that date. In addition, intangibles were completely amortized in 2001, and future periods will have no further charge for their amortization.

(2)
The management fees to a related party were paid to a wholly owned affiliate of our sole stockholder. The nature of the services received from the affiliate included our sole stockholder’s services as our Chief Executive Officer, assistance with negotiating financing arrangements, assistance with evaluating acquisition candidates and legal services. These fees will no longer be incurred after March 31, 2002. Although the management fees have been eliminated, we anticipate that a portion of these costs will be replaced on an annual recurring basis, including:

•	our sole stockholder now serves as Chairman of our board of directors for an annual fee of $150,000;

•
our President has assumed the role of Chief Executive Officer, and we have entered into a retention agreement with him that increases his base compensation, effective July 1, 2002, from $250,000 to $500,000. In addition, we will pay the new Chief Executive Officer a $750,000 one-time cash payment based on services performed, or to be performed, by the Chief Executive Officer during the second, third and fourth quarters of fiscal year 2002. The additional compensation will be recorded in three equal installments of $250,000 in each of the quarters ended June 30, September 30 and December 31, 2002;

•	we have hired a Chief Financial Officer with a base compensation of $250,000;

•
in addition to their base salaries, our Chief Executive Officer and Chief Financial Officer may be entitled to discretionary, performance based bonuses as may be determined from time to time by our board of directors; and

•	we intend to refer legal matters to outside legal counsel, the costs of which are currently not determinable.

(3)
In March 2002, the sole stockholder made a binding commitment to award $5.2 million in stock-based compensation to our President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer to reward the executives for their major contributions to the past profitability, growth and financial strength of the Company. Stock option agreements to purchase 415,273 shares of the Company’s common stock at $4.19 per share were entered into with the executives on May 3, 2002 to satisfy the $5.2 million stock compensation award. The options had an intrinsic value of $5.2 million based upon the difference between the estimated fair value of our common stock of $16.75 per share and the exercise price. For more information, please see Note O to our consolidated financial statements on page F-17.

(4)
We have decided to exit certain lines of business so that we can continue to enhance our core competencies. For more information on our discontinued operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations” on page 28 and Note I to our consolidated financial statements on page F-14.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Forward-Looking Statements.”

Overview

We provide sophisticated systems engineering, information technology, intelligence operations and program management services focusing primarily on U.S. defense, intelligence and civilian federal government agencies. For the year ended December 31, 2001 and the three months ended March 31, 2002, over 80% of our revenue was derived from our customers in the Department of Defense and the intelligence community, including the U.S. Air Force, U.S. Army and joint military commands.

We report operating results and financial data as a single segment and believe our contract base is well diversified with over 135 active contracts, including task orders on GSA contracts, as of March 31, 2002. While approximately 22% of our 2001 revenue was under one contract vehicle, the Aeronautical Systems Center BPA, or ASC/BPA, which expires in August 2005, some of that work was previously performed on GSA schedules and may, if necessary, be converted to GSA vehicles or other contracts we have. No other task order, including individual contracts under our GSA vehicles, accounted for more than 8.5% of revenue for 2001 or the three months ended March 31, 2002.

In July 2001, we were one of six awardees of the FAST program with a ceiling of $7.4 billion. Under the FAST program, we expect to have the opportunity to compete for several hundred million dollars in task orders each year over the next six years as the Air Force maintains and modernizes aircraft and defense systems. As of May 24, 2002, we had been awarded 16 task orders worth more than $70 million. Although we believe the FAST program presents an opportunity for significant additional growth and expansion of our services, we expect that many of the task orders we may be awarded under the FAST program will be for program management services, which historically have been less profitable than our other activities. We are currently supporting the FAST program by utilizing resources that are also allocated to other programs, and by hiring additional personnel. We expect to hire sufficient additional personnel so that in the future we will no longer need to use other program resources. In the event that the FAST program or other similar programs become a significant part of our business, our operating margins as a percentage of total revenue could be diminished.

While we have derived substantially all of our revenue from internal growth, we acquired certain assets of a division of RJO Enterprises, Inc., related to its operations in the government information technology business, for approximately $4 million, in August 2000. The division acquired had revenue of less than $9 million in 2000. If we had not acquired RJO, approximately $6 million in 2001 revenue would have been recognized under a subcontract to us. The acquisition was accounted for using the purchase method of accounting. RJO Enterprises was a complementary business that was to be our subcontractor under the ASC/BPA. After deciding to sell substantially all of its assets, RJO approached us regarding a potential transaction due to the strong working relationship between its key managers and our employees. We decided to pursue the acquisition based on the synergistic benefits of incorporating RJO’s experienced employees into the Company and based on our desire to preserve the availability of RJO’s complementary services.

Our federal government contracts, which comprised about 93% of our revenue in 2001, are subject to government audits of our direct and indirect costs. The majority of these incurred cost audits have been completed through December 31, 1999. We do not anticipate any material adjustment to our financial statements in subsequent periods for audits not yet completed. For more information, see the risk factor on page 12 related to audits and cost adjustments by the federal government.

In 2001 and the three months ended March 31, 2002, we provided approximately 62% and 78%, respectively, of our services directly to our customers as a prime contractor and the balance indirectly as a subcontractor. These services consist primarily of the work of our employees, and to a lesser extent, the work of subcontractors. We typically provide our services under contracts with a base term, often of three years, and option terms, typically two to four additional one-year terms or more, which the customer can exercise on an annual basis. We also have contracts with fixed terms, some extending as long as five years. Although we occasionally obtain government contracts in which the contracting agency obligates funding for the full term of the contract, most of our government contracts receive incremental funding, which subjects us to the risks associated with the government’s annual appropriations process.

Included in related party general and administrative expenses prior to March 31, 2002, were management fees. The management fees were paid to a wholly owned affiliate of our sole stockholder. The nature of services received from the affiliate included our sole stockholder’s services as our Chief Executive Officer, assistance with negotiating financing arrangements, assistance with evaluating acquisition candidates and legal services. These fees will no longer be incurred after March 31, 2002. Although the management fees have been eliminated, we anticipate that a portion of these costs will be replaced on a recurring basis and that, by virtue of being a public company, we will incur certain general and administrative costs not previously incurred, including:

•	our sole stockholder now serves as Chairman of our board of directors for an annual fee of $150,000;

•
our President has assumed the role of Chief Executive Officer, and we have entered into a retention agreement with him that increases his base compensation, effective July 1, 2002, from $250,000 to $500,000. In addition, we will pay the new Chief Executive Officer a $750,000 one-time cash payment based on services performed, or to be performed, by the Chief Executive Officer during the second, third and fourth quarters of fiscal year 2002. The additional compensation will be recorded in three equal installments of $250,000 in each of the quarters ended June 30, September 30 and December 31, 2002;

•	we have hired a Chief Financial Officer with annual base compensation of $250,000;

•
in addition to their base salaries, our Chief Executive Officer and Chief Financial Officer may be entitled to discretionary, performance-based bonuses as may be determined from time to time by our board of directors;

•	director fees of $15,000 will be paid to each outside director;

•	insurance premiums for directors and officers insurance of $551,000; and

•	we intend to refer legal matters to outside legal counsel, the costs of which are currently not determinable.

In addition to the expenses set forth above, there will be other expenses associated with being a public company, the amount of which cannot be estimated at this time.

Contract Types.    When contracting with our government customers, we enter into one of three basic types of contracts: time-and-materials, fixed-price and cost-plus.

•
Time-and-materials contracts. Under a time-and-materials contact, we receive a fixed hourly rate for each direct labor hour worked, plus reimbursement for our allowable direct costs. To the extent that our actual labor costs vary significantly from the negotiated rates under a time-and-materials contact, we can either make more money than we originally anticipated or lose money on the contract.

•
Fixed-price contracts. Under fixed-price contracts, we agree to perform specified work for a firm fixed price. If our actual costs exceed our estimate of the costs to perform the contract, we may generate less profit or incur a loss. The majority of our fixed-price contract work is under a fixed-price level-of-effort contract, which represents a similar level of risk to our time-and-materials contracts, under which we agree to perform certain units of work for a fixed price per unit. We generally do not undertake high-risk work, such as software development, under fixed-price contracts.

•
Cost-plus contracts. Under cost-plus contracts, we are reimbursed for allowable costs and receive a supplemental fee, which represents our profit. Cost-plus fixed fee contracts specify the contract fee in dollars or as a percentage of anticipated costs. Cost-plus incentive fee and cost-plus award fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance.

The following table provides information about the percentage of revenue attributable to each of these types of contracts for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
Time-and-materials	57%	62%	72%	71%	70%
Fixed-price	25	23	16	17	19
Cost-plus	18	15	12	12	11

Total	100%	100%	100%	100%	100%

Critical Accounting Policies

Revenue Recognition.    Our critical accounting policies primarily relate to revenue recognition and related cost estimation. We recognize revenue on time-and-materials contracts to the extent of billable rates times hours delivered plus the costs of any allowable expenses incurred. We recognize revenue on fixed-price contracts under the percentage-of-completion method based on costs incurred in relation to total estimated costs. We recognize revenue on cost-plus contracts to the extent of allowable costs incurred plus a proportionate amount of the fee earned. We consider performance-based fees, including award fees, under any contract type to be earned only when we can demonstrate satisfaction of a specific performance goal or we receive contractual notification from a customer that the fee has been earned. In all cases, we recognize revenue only when pervasive evidence of an arrangement exists (including when waiting for formal funding authorization under federal government contracts), services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured.

Contract revenue recognition inherently involves estimation. From time to time, circumstances develop that require us to revise our total estimated costs or revenue expected. In most cases, these changes relate to changes in the contractual scope of our work, and do not significantly impact the expected profit rate on a contract. We record the cumulative effects of any revisions to our estimated total costs and revenue in the period in which the circumstances become known.

Cost of Revenue.    Cost of revenue primarily consists of the direct costs for providing our services to customers, which primarily includes the salaries and wages, plus associated fringe benefits, of our employees directly serving customers, plus the occupancy and other infrastructure costs necessary to support those employees. Cost of revenue also includes the cost of subcontractors and outside consultants, third-party materials, such as hardware and software, that we purchase and provide to the customer as part of the contract, depreciation and any other direct costs, such as travel expenses, incurred to support contract efforts.

General and Administrative Expenses.    General and administrative expenses include the salaries and wages, plus associated fringe benefits, of our employees not performing work directly for customers. Among the functions included in these expenses are contracts, administration, business development, accounting, human resources, information systems support, and executive and senior management. General and administrative expenses also include depreciation and amortization, occupancy and travel expenses for employees performing general and administrative functions. For the period ended March 31, 2002, it also includes non-recurring, non-cash stock compensation expense.

Included in related party general and administrative expenses prior to March 31, 2002, were management fees. The management fees were paid to a wholly owned affiliate of our sole stockholder. The nature of services received from the affiliate included our sole stockholder’s services as our Chief Executive Officer, assistance with negotiating financing arrangements, assistance with evaluating acquisition candidates and legal services. These fees will no longer be incurred after March 31, 2002. Although the management fees have been eliminated, we anticipate that a portion of these costs will be replaced on a recurring basis and that, by virtue of being a public company, we will incur certain general and administrative costs not previously incurred, including:

•	our sole stockholder now serves as Chairman of our board of directors for an annual fee of $150,000;

•
our President has assumed the role of Chief Executive Officer, and we have entered into a retention agreement with him that increases his base compensation, effective July 1, 2002, from $250,000 to $500,000. In addition, we will pay the new Chief Executive Officer a $750,000 one-time cash payment based on services performed, or to be performed, by the Chief Executive Officer during the second, third and fourth quarters of fiscal year 2002. The additional compensation will be recorded in three equal installments of $250,000 in each of the quarters ended June 30, September 30 and December 31, 2002;

•	we have hired a Chief Financial Officer with annual base compensation of $250,000;

•
in addition to their base salaries, our Chief Executive Officer and Chief Financial Officer may be entitled to discretionary, performance-based bonuses as may be determined from time to time by our board of directors;

•	director fees of $15,000 will be paid to each outside director;

•	insurance premiums for directors and officers insurance of $551,000; and

•	we intend to refer legal matters to outside legal counsel, the costs of which are currently not determinable.

In addition to the expenses set forth above, there will be other expenses associated with being a public company, the amount of which cannot be estimated at this time.

Net Interest Expense.    Net interest expense is primarily related to interest expense accrued under any outstanding borrowings and interest income generated by our investments.

Discontinued Operations

In anticipation of this offering, we disposed of or discontinued substantially all of our operations that were not related to our core business. Accordingly, effective December 31, 2001, we distributed our wholly owned subsidiaries, MTC Manufacturing, Inc. (a manufacturer of steel and aluminum products with sales of approximately $4 million in 2001) and Freund Laws, Inc. (a non-operating company whose sole function was ownership of a partnership interest in a dormant business), and our majority interest in a real estate partnership, BC Golf Limited Partnership, to our stockholder. During 1999, we distributed our wholly owned subsidiary, IBS LLC (a provider of commercial e-business solutions), to a former shareholder, and we ceased the operations of our majority owned subsidiary, Wrightpoint, Inc. (a provider of computer hardware and services). The distributions of these entities and ceased operations of Wrightpoint, Inc. have been recorded as discontinued operations. The operating results of these entities for the years ended December 31, 1999, 2000 and 2001 were:

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Revenue	$5,948	$2,804	$5,831
Costs and expenses	8,825	3,986	6,284

Net loss	$(2,877)	$(1,182)	$(453)

The net assets of these subsidiaries were as follows:

December 31, 2000
(in thousands)
Assets	$8,216
Liabilities	4,641

Net assets	$3,575

Results of Operations

The following table sets forth, for each period indicated, the percentage of items in the statement of income in relation to revenue:

	Year ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	84.0	81.4	81.3	82.6	82.9

Gross profit	16.0	18.6	18.7	17.4	17.1
General and administrative expenses excluding stock compensation expense	9.2	10.5	9.2	10.0	8.8
Stock compensation expense	—	—	—	—	21.9

Operating income (loss)	6.8	8.1	9.5	7.4	(13.6)
Net interest expense	0.6	0.8	0.6	1.0	0.7

Income (loss) from continuing operations	6.2	7.3	8.9	6.4	(14.3)
Loss from discontinued operations	(4.1)	(1.6)	(0.5)	(1.0)	—

Net income (loss)	2.1%	5.7%	8.4%	5.4%	(14.3)%

Income tax expense. We have operated as an S corporation and have not been subject to federal or certain state income taxes in any of the periods presented. For the periods ended on the date indicated above, after giving effect to the revocation of our S corporation status, we estimate our effective income tax rate would have been approximately 40%.

Comparison of Three Months Ended March 31, 2002 and Three Months Ended March 31, 2001

Revenue: Revenue for the three months ended March 31, 2002 increased 15.6%, or $3.2 million, to $23.9 million as compared to the same period in 2001. This increase resulted primarily from $2.8 million in revenue from new contracts, such as Secretary of the Air Force Technical and Analytical Support and U.S.

Marine Corps Infrastructure, and revenue from task orders issued under the FAST program. The balance was generated primarily through additional task orders under existing contracts.

Cost of revenue: Cost of revenue for the three months ended March 31, 2002 increased 16.2%, or $2.8 million, to $19.8 million as compared to the same period in 2001. This increase primarily relates to increased revenue but also reflects a $0.2 million increase in overhead expenses in excess of the rate of revenue growth. These increased costs were primarily due to adding additional operating staff to manage the substantial increase expected in tasks to be subcontracted under our recently awarded FAST program. We expect overhead as a percentage of revenue to approach historic percentages during the second half of 2002 as a result of anticipated revenue growth over the second half of 2002.

General and administrative expenses: General and administrative expenses for the three months ended March 31, 2002 increased 255.8%, or $5.2 million, to $7.3 million as compared to the same period in 2001. General and administrative expenses increased as a percentage of revenue from 10.0% in 2001 to 30.6% in 2002. This increase in expenses reflects a $5.2 million non-recurring, non-cash stock compensation expense, a $0.4 million reduction in amortization of goodwill and intangibles, offset by a net $0.4 million increase in other expenses. The $0.4 million reduction in amortization expense is the result of full amortization of intangibles in 2001, and our January 1, 2002 discontinuance of amortization of goodwill as a result of adopting SFAS No. 142, Goodwill and Other Intangible Assets. The increase in other expenses primarily consisted of a one-time $0.3 million increase in professional fees related to our exploration of various strategic financial options (that ultimately resulted in our decision to pursue this offering) and a $0.1 million increase in depreciation expense relating to our acquisition of Cost Point financial software in 2001. Without the $5.2 million stock compensation expense in 2002, general and administrative expenses would have only increased 2.0%, or less than $0.1 million, as compared to the same period in 2001. Included in related party general and administrative expenses in the three months ended March 31, 2002 and 2001 were management fees of $500,000 and $469,000, respectively.

Stock compensation expense: In March 2002, our sole stockholder made a binding commitment to award $5.2 million in stock-based compensation to three key members of our senior management, Michael Solley, President and Chief Executive Officer, David Gutridge, Chief Financial Officer, and Benjamin Crane, Chief Operating Officer, to reward the executives for their major contributions to the past profitability, growth and financial strength of the Company. The award in March was to be settled either by delivery to the recipients of a fixed number of fully vested shares or of a number of fully vested options with an intrinsic value of $5.2 million (the difference between the exercise price and the estimated fair value of the shares of $16.75 per share). We recorded the $5.2 million obligation associated with this stock compensation award in the consolidated financial statements for the period ended March 31, 2002.

In April 2002, to achieve certain tax benefits for the executives, our sole stockholder decided to issue stock options to satisfy the $5.2 million stock compensation award. Stock option agreements to purchase 415,273 shares of the Company’s common stock at $4.19 per share were entered into with the executives. These options were formalized on May 3, 2002, when stock option agreements were signed by the grantees, which established the measurement date. The options were immediately exercisable after that date. Mr. Solley was awarded an option to purchase up to 346,061 shares. Messrs. Gutridge and Crane each were awarded options to purchase up to 34,606 shares. These options expire ten years from their date of grant.

Operating income: Operating income for the three months ended March 31, 2002 decreased $4.8 million from $1.5 million to $(3.2) million as compared to the same period in 2001. This loss was caused entirely by the accrual of the non-recurring, non-cash compensation expense of $5.2 million for stock options. Without this expense, operating income would have increased 28.2%, or $0.4 million, to approximately $2.0 million, primarily as a result of our increased revenue.

Net interest expense: Net interest expense for the three months ended March 31, 2002 decreased 22.6%, or less than $0.1 million, to $0.2 million as compared to the same period in 2001. Net interest expense declined as a result of slightly lower average borrowings and lower interest rates.

Comparison of Year Ended December 31, 2001 and Year Ended December 31, 2000

Revenue: Revenue for the year ended December 31, 2001 increased 21.9%, or $16.6 million, to $92.6 million as compared to the same period in 2000. This increase was primarily the result of task orders won under the ASC/BPA, which we were awarded in 2001, and additional task orders under various GSA vehicles.

Cost of revenue: Cost of revenue for the year ended December 31, 2001 increased 21.6%, or $13.4 million, to $75.2 million as compared to the same period in 2000. This increase was primarily due to increases in direct costs to fulfill services performed under additional task orders and contracts.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2001 increased 7.1%, or $0.6 million, to $8.6 million as compared to the same period in 2000. The increase in expenses primarily reflects a $0.6 million increase in amortization of goodwill and other intangibles. Non-amortization expenses included in general and administrative expenses declined from 9.9% of revenue to 8.0% of revenue. Total general and administrative expenses decreased from 10.5% of revenue in 2000 to 9.2% of revenue in 2001. Included in related party general and administrative expenses for the years ended December 31, 2001 and 2000 were management fees of $2,395,000 and $2,549,000, respectively. The amounts in 2001 reflected a decrease in compensation expense and fringe benefits to our sole stockholder and an increase in airplane expenses.

Operating income: Operating income for the year ended December 31, 2001 increased 43.8%, or $2.7 million, to $8.8 million as compared to the same period in 2000. This increase primarily results from increased revenue and the fact that general and administrative expenses declined as a percentage of revenue.

Net interest expense: Net interest expense for the year ended December 31, 2001 declined 7.8%, or less than $0.1 million, to $0.6 million as compared to the same period in 2000. This decline reflects a modest increase in average bank borrowings that was mitigated by declining interest rates.

Comparison of Year Ended December 31, 2000 and Year Ended December 31, 1999

Revenue: Revenue for the year ended December 31, 2000 increased 8.0%, or $5.6 million, to $76.0 million as compared to the same period in 1999. Growth was primarily due to expanding relationships with existing customers and the scope of existing contracts, while eliminating certain less profitable contracts.

Cost of revenue: Cost of revenue for the year ended December 31, 2000 increased 4.7%, or $2.8 million, to $61.9 million as compared to the same period in 1999. This increase was primarily a result of increased revenue. The rate of increase was less than the rate of increase in revenue as the Company was able to leverage overhead expenses better as revenue grew.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2000 increased 23.8%, or $1.5 million, to $8.0 million as compared to the same period in 1999. The primary causes for the increase were: $0.5 million in goodwill amortization related to the RJO acquisition in September 2000; $1.5 million increase in management fees to a related party; $0.1 million increase in other general and administrative expenses due to inflation and adding services to support the growth of our business. These increases were partially offset by a $0.8 million decrease from 1999 to 2000 in the write-off of certain investments and other non-operating expenses incurred. General and administrative expenses increased as a percentage of revenue from 9.2% in 1999 to 10.5% in 2000. Included in related party general and administrative expenses for the years ended December 31, 2000 and 1999 were management fees of $2,549,000 and $1,015,000, respectively. The majority of the increase from 1999 to 2000 resulted from an increase in compensation expense and related fringe benefits to our sole stockholder. The remainder of the increase related primarily to compensation and fringe benefit increases of in-house counsel, aircraft maintenance charges and professional fees.

Operating income: Operating income for the year ended December 31, 2000 increased 27.3%, or $1.3 million, to $6.1 million as compared to the same period in 1999. Operating income grew at a higher rate than revenue due, in part, to a decrease in pass-through sales of equipment and an increase in higher margin services revenue. This increase was partially offset by higher general and administrative expenses.

Net interest expense: Net interest expense for the year ended December 31, 2000 increased 45.4%, or $0.2 million, to $0.6 million as compared to the same period in 1999, primarily reflecting increased borrowings under our line of credit.

Effects of Inflation

In 2001, we conducted approximately 72% of our business under time-and-materials contracts, where labor rates are often fixed for several years or adjusted by modest increases. We generally have been able to price these contracts in a manner to accommodate the rates of inflation experienced in recent years. Also in 2001, we conducted about 12% of our business under cost-plus contracts, which automatically adjust revenue to cover costs increased by inflation. We conducted the remaining 16% of our business under fixed-price contracts, which generally have not been adversely affected by inflation.

Liquidity and Capital Resources

Historically, our positive cash flow from operations and our available credit facility have provided adequate liquidity to fund our operational needs (and our one acquisition) as well as the operational needs of a number of unrelated businesses that have been disposed of or discontinued.

As of March 31, 2002, we had cash and cash equivalents of $60,000. We maintain minimal cash balances and have all available cash credited daily against our borrowings under our line of credit. Cash needs are automatically drawn on the line of credit as checks clear our bank accounts. Our working capital was $7.2 million at March 31, 2002, $10.1 million at December 31, 2001 and $11.3 million at December 31, 2000. Our working capital decreased $2.9 million in the first quarter of 2002, primarily as a result of a $5.3 million increase in current liabilities, partially offset by increased accounts receivable of $2.5 million. The primary reason for the increase in current liabilities is the accrual of the non-recurring, non-cash compensation expense of $5.2 million for stock options. The $1.2 million decrease in working capital from the year ended 2000 to the year ended 2001 is primarily due to a reduction in accounts receivable. The reduction was mostly attributable to one customer delaying payments in 2000 to the first quarter of 2001.

Our operating activities used cash of $0.6 million for the three months ended March 31, 2002 and contributed $2.5 million for the three months ended March 31, 2001. In 2002, the operating cash usage was primarily a result of a $2.5 million increase in accounts receivable, which was offset by approximately $2.0 million generated from operating income (after adding back $5.3 million in non-cash expenses of depreciation and a non-recurring compensation expense for stock options). In the first quarter of 2001, cash was primarily generated by net income adjusted for the addback of depreciation and amortization expense, and loss on discontinued operations.

Our operating activities provided cash of $10.4 million for the year ended December 31, 2001 and $3.5 million for the year ended December 31, 2000. The $6.9 million increase in cash provided by operating activities was due to growth in net income of approximately $3.5 million, adjusted for non-cash items and discontinued operations, combined with a net change in working capital provided by operations of approximately $3.4 million.

Our investing activities used cash of $0.7 million in the three months ended March 31, 2002 compared with $20,000 in the same period of 2001. The primary difference in cash used in investing activities was an increase in advances to affiliates. No further advances to affiliates have been or will be made subsequent to March 31, 2002, and all balances at that date have been paid in full.

Our investing activities used cash of $0.8 million in the year ended December 31, 2001 compared with $6.6 million in the same period of 2000. The net cash used in 2001 was primarily attributable to increases in advances to affiliates. In 2000, the primary use of cash in investing activities was the $3.9 million acquisition of substantially all the assets of a division of RJO Enterprises, Inc. and an increase in advances to affiliates of $2.5 million. The balance of receivables resulting from advances to affiliates was distributed to our sole stockholder at December 31, 2001.

During the three months ended March 31, 2002, cash provided from financing activities was $1.3 million representing capital contributions of $2.0 million by our sole stockholder and net bank borrowings of $2.0 million, offset by distributions of $2.7 million to our sole stockholder. This compares to net reductions in borrowings of $2.7 million in the first quarter of 2001 and only $0.2 million in distributions to our sole stockholder for a use of cash for financing activities of $2.9 million in that quarter.

During the first quarter of 2001, discontinued operations provided $0.4 million in cash. With all discontinued operations and their net assets distributed from the Company by the end of 2001, the first quarter of 2002 had no use or provision of cash from discontinued operations.

During the year ended December 31, 2001, we used $9.3 million in cash for financing activities as compared to $4.6 million in cash provided by financing activities in the same period in 2000. In 2000, cash from financing activities was provided by net borrowings of $3.2 million in addition to our sole stockholder making capital contributions of $4.1 million to finance the buyout of a former stockholder. We also distributed $2.6 million to our sole stockholder in 2000. During the year ended December 31, 2001, we repaid $4.8 million of debt and distributed $4.5 million to our sole stockholder.

At March 31, 2002, we had a five-year term note of $4.8 million bearing interest at prime rate plus 0.5% and a long-term revolving line of credit of $15.0 million bearing interest at prime rate plus 0.25%, of which $11.3 million was outstanding on that date. National City Bank and The Provident Bank are the equal co-lenders for the term note and the line of credit. The credit facility is secured by substantially all of our assets. The term loan requires quarterly principal payments of $250,000, increasing annually such that the entire loan is paid off on October 1, 2005. The revolving line of credit requires no principal payments and is designed to be a three-year “evergreen” agreement with a new year being added to the term of the agreement at the option of the banks at the end of each year. Currently the line matures on January 2, 2004.

Our credit facility contains covenants that limit or restrict our ability, among other things, to borrow money outside of the amounts committed under our credit facility; to make acquisitions; to dispose of our assets outside the ordinary course of business; to use borrowings for particular purposes; to create or hold subsidiaries; to transfer equity interests in subsidiaries; to extend credit or become a guarantor; to encumber our property or assets; to invest more than a limited amount in fixed assets or improvements; to modify the terms of any indebtedness owed to our selling stockholder; to change our accounting policies or the nature of our business; to amend or commit a default or grant a waiver under any material agreement; to permit ourselves to be a party to any material labor dispute or become subject to an adverse obligation, such as a judgment or decree; to merge or consolidate; and to pay dividends if we are, or after payment of the proposed dividends would be, in default under the credit facility. It also requires us to maintain specified financial standards relating to the net book value of our receivables, our tangible net worth, our fixed charge coverage and the ratio of our funded indebtedness to our adjusted earnings; to maintain adequate records and provide financial statements and other information to the banks; to pay taxes; to maintain insurance; to preserve our corporate existence and maintain our fixed assets; to comply with laws and orders; and to remain qualified to do business where needed. In addition, the ratio of our funded indebtedness to our adjusted earnings can affect the interest rates we pay, even if we satisfy the minimum required standard.

We were in violation of the covenants in the agreement governing the credit facility with respect to tangible net worth, adjusted fixed charge coverage, equity transactions and dividends at December 31, 2001 and were also in violation of certain of these covenants at March 31, 2002. We have obtained a waiver of these violations from the lenders through December 31, 2002. All of the covenant violations at December 31, 2001 were caused by distributions to our sole stockholder or his affiliates and the covenant violations at March 31, 2002 were caused by stock compensation associated with grants of stock options to certain executives during 2002. We also obtained a waiver to permit the formation of our holding company structure. Upon the consummation of the offering, we will be in compliance with all of these covenants.
Management believes that the proceeds from this offering, together with cash generated by operations and amounts available under our credit facility, will be sufficient to fund our working capital requirements, debt service obligations and capital expenditures for the foreseeable future.

Our ability to generate cash from operations depends to a significant extent on winning new contracts and re-competed contracts from our customers in competitive bidding processes. If a significant portion of our government contracts were terminated or if our win rate on new contracts or re-competed contracts were to decline significantly, our operating cash flow would decrease, which would adversely affect our liquidity and capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit agreement and our term loan. These borrowings bear interest at variable rates. Based upon our borrowings under these two facilities in 2001, a hypothetical 10% increase in interest rates would have increased interest expense by about $70,000 and would have decreased our annual cash flow by a comparable amount.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141) and No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that intangible assets other than goodwill be amortized over their useful lives. This statement requires that goodwill be tested for impairment initially as of January 1, 2002, and thereafter at least annually. SFAS No. 142 was effective January 1, 2002. We have performed the first step of the goodwill impairment test and have concluded that goodwill is not impaired. The table below shows the effect on net income had SFAS No. 142 been adopted in prior periods:

	December 31,			March 31, 2001
	1999	2000	2001
Net income	$1,498	$4,310	$7,764	$1,118
Goodwill amortization	—	38	114	28

Adjusted net income	$1,498	$4,348	$7,878	$1,146

Basic and diluted earnings per common share:
Net income	$0.09	$0.26	$0.47	$0.07
Goodwill amortization	$—	$—	$0.01	$—

Adjusted net income	$0.09	$0.26	$0.48	$0.07

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS 144 supercedes Financial Accounting

Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and amends Accounting Principles Board Opinion No. 30, Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We have determined that the adoption of SFAS No. 144 will have no impact on our financial position and results of operations.

In November 2001, the Emerging Issues Task Force, or EITF, issued EITF 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. EITF 01-14 requires that companies report reimbursements received for out-of-pocket expenses incurred as revenue, rather than as a reduction of expense. The provisions of EITF 01-14 are effective for financial statements issued for fiscal years beginning after December 15, 2001. As we have historically accounted for reimbursements of out-of-pocket expenses in the manner prescribed by EITF 01-14, we do not expect the adoption of the provisions of EITF 01-14 to have an impact on our financial position or results of operations.

Quarterly Results of Operations

Our results of operations, particularly our revenue, gross profit and cash flow may vary significantly from quarter to quarter depending on a number of factors, including the progress of contract performance, revenue earned on contracts, the number of billable days in a quarter, the timing of customer orders, changes in the scope of contracts and billing of other direct and subcontract costs, the commencement and completion of contracts we have been awarded and general economic conditions. For example, revenue in the first quarter of 2001 was lower than revenue in the fourth quarter of 2000 due to fewer billable days in the first quarter and the inclusion in the fourth quarter’s revenue of larger than usual amount of subcontract costs and revenue. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity, as well as in the number of contracts or task orders commenced or completed during any quarter, may cause significant variations in operating results from quarter to quarter.

The federal government’s fiscal year ends September 30. If a federal budget for the next fiscal year has not been approved by that date in each year, our customers may have to suspend engagements that we are working on until a budget has been approved. Any suspensions may cause us to realize lower revenue in the fourth quarter of the year. In addition, a change in Presidential administrations, Congressional majorities or in other senior federal government officials may negatively affect the rate at which the federal government purchases technology and engineering services. The federal government’s fiscal year end can also trigger increased purchase requests from customers for equipment and materials. Any increased purchase requests we receive as a result of the federal government’s fiscal year end would serve to increase our fourth quarter revenues, but will generally decrease profit margins for that quarter, as these activities typically are not as profitable as our normal service offerings. Further, many of our subcontractors have calendar year ends and sometimes submit large billings at the end of the calendar year that can cause a spike in our revenue and expenses related to subcontracts. This will also generally decrease our profit margins as subcontracts have much lower margins than our direct work.

As a result of the above factors, period-to-period comparisons of our revenue and operating results may not be meaningful. Potential investors should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on our operating results and financial condition.

	For the quarter ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002
	(in thousands)
Income statement data:

Revenue	$16,556	$18,161	$18,056	$23,188	$20,630	$24,225	$22,919	$24,816	$23,857
Cost of revenue	13,471	14,807	14,494	19,094	17,031	19,406	18,780	20,031	19,782

Gross profit	3,085	3,354	3,562	4,094	3,599	4,819	4,139	4,785	4,075
General and administrative expenses excluding stock compensation expense	1,539	1,664	1,899	2,883	2,055	1,991	2,191	2,318	2,096
Stock compensation expense	—	—	—	—	—	—	—	—	5,215

Operating income (loss)	1,546	1,690	1,663	1,211	1,544	2,828	1,948	2,467	(3,236)
Net interest expense	105	157	170	186	217	164	121	68	168

Income (loss) from continuing operations	1,441	1,533	1,493	1,025	1,327	2,664	1,827	2,399	(3,404)
Net income (loss) from discontinued operations	(227)	(278)	79	(756)	(209)	(151)	(218)	125	—

Net income (loss)	$1,214	$1,255	$1,572	$269	$1,118	$2,513	$1,609	$2,524	$(3,404)

	For the quarter ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002
As a percentage of revenue:

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	81.4	81.5	80.3	82.3	82.6	80.1	81.9	80.7	82.9

Gross profit	18.6	18.5	19.7	17.7	17.4	19.9	18.1	19.3	17.1
General and administrative expenses excluding stock compensation expense	9.3	9.2	10.5	12.4	10.0	8.2	9.6	9.3	8.8
Stock compensation expense	—	—	—	—	—	—	—	—	21.9

Operating income (loss)	9.3	9.3	9.2	5.3	7.4	11.7	8.5	10.0	(13.6)
Net interest expense	0.6	0.9	0.9	0.8	1.0	0.7	0.5	0.3	0.7

Income (loss) from continuing operations	8.7	8.4	8.3	4.5	6.4	11.0	8.0	9.7	(14.3)
Net income (loss) from discontinued operations	(1.4)	(1.5)	0.4	(3.3)	(1.0)	(0.6)	(1.0)	0.5	—

Net income (loss)	7.3%	6.9%	8.7%	1.2%	5.4%	10.4%	7.0%	10.2%	(14.3)%

BUSINESS

Overview

We provide sophisticated systems engineering, information technology, intelligence operations and program management services focusing primarily on U.S. defense, intelligence and civilian federal government agencies. For the year ended December 31, 2001 and the three months ended March 31, 2002, over 80% of our revenue was derived from our customers in the Department of Defense and the intelligence community, including the U.S. Air Force, U.S. Army and joint military commands. Having served the military and defense communities since our founding in 1984, we believe we are strategically positioned to assist the federal government as it increases its focus on modernizing defense capabilities and maintaining national security.

We develop and implement innovative, real-world solutions to complex engineering, technical and management problems. We combine a comprehensive knowledge of our customers’ business processes with the practical application of advanced engineering and information technology tools, techniques and methods to create value-added solutions for our customers. Many of our services are mission-critical and have allowed us to maintain long-standing relationships with our key customers. Approximately 70% of our personnel are located at our customers’ facilities. For the three months ended March 31, 2002, we provided approximately 78% of our services directly to our customers as a prime contractor, delivering many mission-critical services. Serving as a prime contractor in close proximity to our customers has allowed us to maintain long-standing relationships that have been important to our growth. We have supported the Air Force’s procurement functions at Wright-Patterson Air Force Base (AFB), Ohio for 17 years and have supported the Army in command, control, communications, computers and intelligence (C4I) activities at Ft. Monmouth, New Jersey for 13 years. We opened offices at Warner Robins AFB, Georgia and at Tinker AFB, Oklahoma in 1990 and 1991, respectively, providing support for the Air Force in logistics and sustainment and began our relationship with NASA over seven years ago.

From 2000 to 2001, our revenue grew approximately 22%. We believe we are well positioned to continue our internal revenue growth by leveraging our existing customer relationships and diverse contract vehicles, including GSA schedules and BPAs. We believe our contract base to be well diversified with over 135 active contracts, representing over 440 task orders, as of March 31, 2002. In July 2001, we were one of six awardees of the FAST program with a ceiling of $7.4 billion. As of May 24, 2002, we had been awarded 16 task orders worth more than $70 million pursuant to the FAST program. In addition, we recently won a recompetition for our services to NASA’s Jet Propulsion Laboratory (JPL) in Pasadena, California. This contract, valued at $25 million, is our largest non-defense related government contract.

Under the FAST program, we expect to have the opportunity to compete for several hundred million dollars in task orders each year over the next seven years as the U.S. Air Force maintains and modernizes aircraft and defense systems. To capitalize on these opportunities, we anticipate expanding our use of subcontractors and hiring additional employees in response to specific bidding opportunities. We also anticipate that responding to customer needs quickly and efficiently under the FAST program will require us to use third party hardware and software, which we believe will become increasingly material to our business. Given the short history of the FAST program and the constantly evolving needs of our customers, it is impossible to quantify the extent to which future FAST program opportunities will require us to use subcontractors, hire additional employees or use third party hardware and software. To date, we have used ten subcontractors in connection with our activities under the FAST program and have developed teaming relationships with several dozen others in preparation for future bidding opportunities. We have hired five additional employees to support our expanding FAST program business. The number of subcontractors that we use and the number of employees that we hire in the future will depend on the number of awards we receive and the skill sets required by each. Accordingly, any attempt to predict these numbers would be speculative.

Over the past five years our business plan has remained focused on providing services to our existing federal government customers, while organically growing our revenue and expanding our government client base. Historically, acquisitions have played a small role in our revenue growth and overall business plan. We completed one acquisition in August 2000 for approximately $4.0 million in consideration. This acquisition had minimal impact on 2000 and 2001 revenues. The most significant shift in our business plan during the past five years is our focus on bidding larger contract opportunities as a full and open prime contractor. Our recent award as a full and open prime contractor under the $7.4 billion FAST program is an example of this strategy.

During this time we have also successfully added new government customers, with a particular focus on expanding our work in the intelligence area. We began serving the National Security Agency five years ago and the National Reconnaissance Office three years ago. We have also successfully expanded our customer base within the U.S. Air Force, adding the Pacific Air Forces and Air Force Special Operations Command (AFSOC).

Our management team has substantial experience providing specialized services to the Department of Defense, intelligence community and other federal government agencies. Most of our senior executives have served in high-level positions in the armed forces or intelligence community and maintain significant contacts with these organizations. Our chief executive officer has served as a senior executive of two public companies and has 11 years of public company experience in the defense industry. Our management team is supported by a high quality staff of approximately 1,000 people, and over 75% of our employees are professional staff. Our professional staff is highly educated with more than one-third possessing advanced degrees. More than 60% of our employees hold government security clearances, including approximately 15% with Top Secret clearance or higher, allowing us to work with our customers in highly classified environments.

Market Opportunity

The Federal Government Market.    The federal government is the largest purchaser of services and solutions in the U.S. with a total annual budget for 2003 of $2.1 trillion. The discretionary budget for defense and non-defense items is $773 billion, representing more than one-third of the total federal budget. The defense budget for 2003 is $379 billion, including a $10 billion emergency fund, and is expected to grow to $442 billion by 2007. Budgets for civilian agencies that we support, such as NASA, are included in the non-defense portion. Information technology continues to be a focus area across all organizations in the federal government. The independent market research firm, INPUT, predicts that information technology spending will grow from $37.1 billion in 2002 to $63.3 billion in 2007.

Government Contracts and Contracting.    The federal procurement process for information technology solutions has evolved dramatically over the last decade. Traditionally, each government agency purchased goods and services through single contracts awarded after a lengthy competitive bidding process in which prospective suppliers would submit separate proposals for particular programs. Though this process produced competitive outcomes, it prevented agencies from moving swiftly to fulfill their technology needs. Through legislative and regulatory initiatives to enable government agencies to adopt more commercial purchasing practices, the federal government developed a variety of additional contracting methods. While single-award contracts are still widely used, government agencies are increasingly relying on indefinite delivery indefinite quantity, or IDIQ, contracts, government-wide acquisition contracts, or GWACs, and General Services Administration, or GSA, contracts.

IDIQ contracts establish preferred provider relationships with the federal government. These contracts qualify contractors to provide specified goods and services to the issuing agency but generally do not obligate the agency to purchase any particular amount of goods or services. To procure goods or services under the contract, the agency issues a task order to the contractor that details the agency’s needs. Although agencies often administer IDIQ contracts for their own procurement needs, they sometimes issue contracts in which they administer procurement for their own needs as well as the needs of other federal agencies. These contracts are known as GWACs and are often awarded to multiple prime contractors, all of whom are thereby qualified to supply the same goods and services to any agency of the federal government. Qualified contractors often compete with each other to obtain task orders under GWACs. The lower cost, reduced procurement time and increased flexibility of GWACs have made them popular among many agencies for large-scale procurements of technology services. GSA contracts are procurement contracts administered by the GSA on behalf of the entire federal government. Like GWACs, any agency of the government can procure goods and services from any contractor awarded a GSA contract at the prices and terms stated in the contract.

We believe these changes in procurement regulations have benefited the federal government through lower acquisition costs, faster acquisition cycles, more flexible contract terms, and more stable contractor/customer relationships. We believe that contractors have also benefited from these same reforms through lower marketing costs, stronger customer relationships, and more flexible contract terms. We also believe that the more commercial-like practice of having to re-win contracts much more frequently than under the traditional single contract awards has resulted in better performing contractors gaining market share at the expense of poorly performing contractors.

Key Growth Factors.    There are several key factors that we believe will continue to drive the growth of the federal government market and our business:

•
Increased spending on national defense, intelligence and homeland security. The change in administrations, the threat of terrorist incidents and instability in foreign areas of interest to the U.S. has stimulated additional funding for federal programs in the defense industry.

National Defense.    Defense spending accounts for 18% of the federal government’s 2003 budget. The Under Secretary of Defense Comptroller divides the defense budget into 23 areas, four of which account for 92% of this budget. We support the top four areas, which include (i) the military, (ii) operation and maintenance, (iii) procurement and (iv) research, development, test and evaluation. The 2003 defense budget represents a 9% increase over 2002. This increase is allocated to fighting terrorism, enhancing intelligence gathering and sustaining current military readiness.

Intelligence.    Budgets for intelligence agencies are classified, but figures released for 1997 and 1998 indicated intelligence budgets of $26.6 billion and $26.7 billion, respectively. President Bush stated in his January 29, 2002 State of the Union address that improved intelligence-gathering would be a top budget priority. Congress recently approved an 8% increase in the intelligence budget for the current fiscal year.

Homeland Security.    In September 2001, both houses of Congress passed legislation that allows for up to $40 billion in emergency spending. Of the $40 billion, approximately 40% has or will be spent by the Department of Defense and the Department of Energy. Homeland security activities account for approximately $10 billion, or 25%, of the emergency spending funds. The government’s efforts in homeland security include (i) mitigating and responding to attacks, (ii) investigating and prosecuting terrorism, (iii) improving transportation security and systems and (iv) supporting national security.

•
Ongoing modernization of information technology and communication infrastructures. The federal government has invested heavily in large, proprietary information systems and special purpose communications networks, which were often developed using standards unique to the government. These legacy systems often are expensive to maintain, lack scalability and are incompatible with current technologies. In addition, many of these systems serve mission-critical functions where even a minor failure can lead to substantial losses, including potential loss of life. The need to improve the government’s outdated technology infrastructure systems is increasing demand for information technology services.

•
Increased reliance of government customers on outsourced technology services. The independent market research firm, INPUT, estimates that the federal government information technology outsourcing budget will grow from $6.4 billion in 2002 to $14.5 billion in 2007, a compound annual growth rate of 17.6%, due to the government’s need for cost-effective technologies and efficient services. Moreover, the federal government’s need to outsource is expected to grow over time as its technically skilled employees retire. The Office of Personnel Management projects that 281,000 federal employees (approximately 19% of the total employees) will retire by 2005. Given the difficulty the federal government has experienced in hiring and retaining skilled technology personnel in recent years, we believe the federal government will need to rely heavily on technology service providers that have experience with government legacy systems, can sustain mission-critical operations and have the required government security clearances to deploy qualified personnel in classified environments. For example, the government increasingly relies on contractors to acquire, integrate, manage and sustain major components of the defense system.

•
Increased emphasis on defense system sustainment and modernization. To balance the costs of new initiatives like homeland defense with the costs of ongoing military operations, the Department of Defense is emphasizing upgrading existing platforms to next generation technologies rather than procuring completely new systems. For example, rather than replace an entire generation of aircraft, the U.S. Air Force has decided in some cases to invest in upgrading its current aircraft using the latest information technology and weapons systems. To accomplish this in an environment of military personnel reductions, the armed services are increasingly dependent on highly skilled contractors that can provide the full spectrum of services needed to support these activities.

Our Competitive Advantages

We believe we are well positioned to meet the rapidly evolving needs of the U.S. defense, intelligence and civilian federal government agencies because we possess important business strengths, including the following:

Ability to Leverage the Breadth and Depth of Our Capabilities through Our Diverse Contract Vehicles.    Our broad array of technical and program management capabilities and diverse contract vehicles afford us opportunities to expand our business with existing customers and to develop relationships with new customers.

•
Breadth and depth of our capabilities.    We have the domain expertise in our customers’ systems and infrastructures that allows us to provide total systems solutions, either as discrete or bundled services, each designed to meet the customer’s specific requirements. The breadth and depth of our capabilities have allowed us to expand our services and win large contracts and task orders in support of our customers’ increasing requirements.

•
Diverse contract vehicles.    Our diverse contract vehicles allow our customers to access our services. These types of contracts are intended to pre qualify the bidders to expedite the contracting process. Our vehicles include GWACs and BPA, GSA and IDIQ contracts.

Responsive Bidding Practices.    Our flexible management structure, culture and bid tracking system allow us to respond quickly to new business opportunities. While our infrastructure allows us to be sophisticated and organized in our bidding practices, our flat organizational structure promotes timely and rapid decisions. We empower our employees with the authority to identify, assess, pursue and respond to new business opportunities. Our tracking system incorporates a web-based system with an industry standard software product. This system posts RFPs on a website accessible to potential subcontractors and coordinates the dissemination of bid information and the collection of proposals on a real-time basis. In light of recent federal procurement reform, which emphasizes rapid response time, we believe that our ability to respond quickly to bids provides us a competitive advantage.

Highly Qualified Staff with Security Clearances.    We emphasize hiring and retaining an experienced and skilled staff that is augmented with former high-ranking government personnel.

•
Military and industry experience.    We have developed a culture that attracts and helps to retain seasoned employees, resulting in a staff of which approximately 65% have 20 or more years of combined military and industry experience. A majority of our technical staff have a wide range of engineering and information technology expertise combined with an in-depth knowledge of the domain operations of our customers.

•
Highly educated.    Our professional staff is highly educated, with over one-third possessing advanced degrees. Moreover, a number of our professional staff are specialists in certain key areas. For example, we have employees specialized in Special Operations Forces (SOF) and other Air Force programs; Signals Intelligence (SIGINT), Measurement and Signatures Intelligence (MASINT), Imagery Intelligence (IMINT) and other intelligence activities; propulsion and other NASA engineering areas; as well as a number of highly sensitive and mission-critical programs.

•
Security clearances.    We are able to satisfy the strict security clearance requirements for personnel who work on classified programs for the Department of Defense and the intelligence community. More than 60% of our approximately 1,000 employees have government security clearances. Approximately 15% of our employees hold Top Secret security clearances or higher. We also maintain facility clearances, as required, to support classified programs.

Experienced and Disciplined Management Team.    Most of our senior managers have extensive experience supporting the Department of Defense and the intelligence community. With their deep knowledge base, valued relationships and strong reputations, our management plays a key role in building and sustaining our customer base.

•
Tenure and experience.    All of our senior managers have 20 or more years of combined military and industry experience and 73% are former senior military officers or intelligence officers, providing the experience and leadership capabilities needed to continue our impressive growth. Moreover, our key operational managers average more than nine years of tenure with us.

•
Training.    All of our senior managers benefit from a sophisticated internal training program that provides them with the financial skills to complete projects on time while minimizing costs, resulting in maximized margins. Our training methodology and processes have formed the foundation for our ISO program and were instrumental in us achieving ISO certification in 2002.

Strong Customer Relationships.    We have a successful track record of fulfilling our customers’ needs as demonstrated by our long-term relationships with many of our largest customers. We have supported technical services programs for the U.S. Air Force for 17 years and similar programs for the U.S. Army for 13 years. In addition, we have supported the intelligence community for eight years and provided business and highly technical modeling and simulation support to NASA for seven years.

Our Business Strategy

Our objective is to profitably grow our business using the following strategies:

Grow Business with Our Existing Customers.    We plan to continue to increase the level of our existing services and expand the scope of new services we provide to our existing customers by leveraging our diverse contract vehicles. Many of our customers have increasing requirements and responsibilities due to the government’s emphasis on defense and national security. As a result, our customers continue to outsource more of their existing activities, while introducing new program areas that we believe we can support. Our diverse capabilities allow us to provide a wide variety of services to our existing customers as they expand their activities. We believe our high level of customer satisfaction and deep knowledge of our customers’ business processes enhance our position to provide these additional services. In addition, approximately 70% of our personnel are on-site with our customers, which we believe provides us insight into our customers’ future needs.

Expand Our Customer Base.    We intend to leverage our long-term customer relationships, diverse skill base, varied contract vehicles and industry reputation to expand our customer base to new customers. We intend to focus on those areas that we believe provide opportunities for growth and where we can provide high value-added services. Our large contract portfolio allows us to rapidly respond and provide support to new customers. For example, we were one of six awardees of the $7.4 billion FAST program. We believe our past performance and industry reputation with previous U.S. Air Force customers were major factors in our award of the FAST program, and we expect that these factors will continue to be important as we expand into new customer areas.

Pursue Strategic Acquisitions.    We plan to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can broaden our domain expertise and service offerings, allowing us to establish relationships in new program areas and expand our geographic coverage and customer base. We intend to be highly selective in our acquisition program and will focus on acquiring businesses valued between $10 million and $100 million that provide value-added services and solutions for the defense and intelligence communities. We also will consider opportunities that would enable us to leverage our reputation and experienced management team in areas of high growth potential.

Our Services

We operate through four principal service areas, which are offered separately or in combination across our customer base:

Systems Engineering.    We offer a broad range of systems engineering services to enhance the functionality and performance of defense systems, weapons platforms, battlefield personnel and delivery systems. Our systems engineering services include determination of systems requirements and goals, rapid prototyping, design, development and integration of new systems and subsequent sustainment and support. We evaluate system designs to determine if performance enhancements or cost savings can be derived through the integration of new technologies. Our engineering services also include reverse engineering older systems, modeling and simulation of proposed systems and performance testing of prototypes and final systems.

Information Technology.    We design, develop, upgrade and integrate complex, mission-critical information technology systems. Our services also include security engineering, network design, software development, enterprise application integration, database development, test and evaluation, configuration management, training and implementation support. We also provide simulation and modeling services that enable us to evaluate the efficiency and value of technology systems before they are implemented. Many of our engagements include the web-enablement and integration of legacy business systems, allowing our customers to benefit from their prior investments. We also design, install and maintain local area and wide area networks.

Intelligence Operations.    We provide C4ISR services to intelligence agencies. In connection with these services, we design, develop and manage reconnaissance platforms, real-time signal processing systems, sensors, ground stations and data links, as well as evaluate and support ongoing operational intelligence collection activities. We offer specialized capabilities such as airborne and space intelligence, surveillance and reconnaissance (ISR), signals and imagery intelligence and strategic warfare planning. We also support a variety of data collection and analysis activities. We maintain fully accredited Sensitive Compartmented Information Facilities (SCIF) including communications and processing capabilities for technical support of specialized systems and sensitive technologies. Much of this work is tightly controlled within compartmented and special access security channels.

Program Management.    We provide program management support that extends the useful life of existing defense systems and reduces life-cycle costs. Program management activities include developing and implementing acquisition strategies, cost modeling, identification of suppliers and vendors, provision planning, contract performance monitoring, program planning and scheduling, financial management, operational effectiveness analysis, risk analysis and security planning. Specifically, we provide engineering and sustainment support and modifications of and upgrades to defense systems featuring new sensor devices, radios, engines and other electronic components. We are involved in support programs to extend the service of aging aircraft and other defense systems and components, which includes the sourcing for and repair of diminishing parts for our customers.

Our Core Capabilities

We apply the following core capabilities across our four service areas described above:

Systems Support.    We provide complete life-cycle support of military, defense, intelligence and IT systems. The activities start with requirements analysis and system design and then move to acquisition and integration of these systems. We continue our support into the operation and support phases and provide continuing improvements and sustainment.

Acquisition Management.    We assist our customers with strategy and planning, cost analysis, scheduling and delivery assessment for the acquisition of systems and services. Many of our managers previously served as acquisition managers for the government and have extensive knowledge of the process and program needs.

Systems Integration.    We provide systems integration of hardware and software components for our customers’ legacy systems. We analyze customer systems, applications and platforms and develop solutions to sustain or improve system performance and increase system availability.

Network Design and Maintenance.    We provide network support services for complex communications systems. Our communications engineers and technicians provide site surveys, engineering and installation support for local area networks, wide area networks, telephone switches and cable plants, including the installation of fiber-optic cable systems at government facilities throughout the world.

Information Assurance.    We provide comprehensive information assurance programs that assess and implement integrated physical, technical, operations, personnel, computer and communication security requirements, including disaster recovery assessment. We design, test and certify security systems as well as provide audits and inspections. These services are provided for both classified and unclassified systems.

Logistics Activities.    We design and develop integrated logistics support plans designed to optimize the deployment, readiness, performance and subsequent extraction of military personnel and equipment. We also design sophisticated platforms that coordinate and integrate information management systems.

Testing and Evaluation.    We test and evaluate complex, mission-critical hardware and software systems. Our services improve the performance, reliability, maintainability, supportability and effectiveness of many defense and weapon systems. We develop and operate customized testing and evaluation facilities that are both fixed and mobile.

Business Process Outsourcing.    We assist customers in the management of certain supply processes to improve performance and reduce costs. We develop training programs, define meaningful performance metrics, support process definition and reengineering, perform cost modeling and source and procure parts.

The following chart shows how our core capabilities cross over our four service areas:

Capabilities by Service Area

	Systems Engineering	Information Technology	Intelligence (C4ISR)	Program Management
Systems Support	•	•	•	•
Acquisition Management	•	•	•	•
Systems Integration	•	•	•	O
Network Design and Maintenance	O	•	O
Information Assurance	O	•	•	O
Logistics Activities	O	O	•	•
Testing and Evaluation	•	O	•	•
Business Process Outsourcing	O			•

Major Area of Emphasis: •
Supporting Area of Emphasis: O

Representative Customer Engagements

Systems Engineering

Objective:    Design, develop and reengineer warfighter systems for the U.S. Air Force and Army to reduce cost and weight and improve functionality.

Services:    Our activities include engineering and systems analysis of a number of aircraft, including the F-15, F-16, B-1, C-130 and Joint Strike Fighter with a major emphasis on reducing costs. We provide similar engineering and systems analysis for sophisticated battlefield protection devices, sensors and communication components for soldiers with a major emphasis on weight reduction and increased carrying capacity. We are actively evaluating various aspects of mobile power solutions for the U.S. Army, including general system requirements, fuel sources, deployability, weight reduction and cost containment. We also provide a broad range of simulation and modeling services for military gear and support equipment, such as Electro-Optical Infrared (EO/IR) and electronic warfare equipment, including mechanical design for integrated hardware and software systems to improve functionality. We provide services to the Special Operations Forces, which requires engineering support to modify, upgrade and support their extensive and varied SOF aircraft and weapon systems.

Information Technology

Objective:    Design, develop, maintain and continually upgrade a network of antenna arrays for the tracking of deep space objects.

Services:    We design, develop and maintain a number of antenna array components for the JPL Deep Space Network (DSN). The network consists of antennas that support interplanetary spacecraft missions and radio and radar astronomy observations for the exploration of the solar system and the universe. The network also supports selected earth-orbiting missions. Our professional staff of 66 located in Pasadena, California provides specialized engineering, operations and maintenance to the various antenna array installations. Our support includes the DSN installations in Goldstone, California; Canberra, Australia; and Madrid, Spain as well as maintenance and operations of various NASA space support sites. We focus on software engineering, microwave systems, signal processing, mechanical, hydraulic and electrical systems and real-time controls in support of the DSN antenna arrays from development and installation through testing and maintenance. Engineering support includes initial subsystem installations, modifications and upgrades.

Intelligence Operations

Objective:    Provide engineering, image analysis, management and operational support to the intelligence community to ensure continuity of ongoing collection activities while supporting the development and integration of future capabilities.

Services:    We develop and analyze requirements and specifications for platforms, sensors, data links, ground segments and other technologies supporting all aspects of the intelligence cycle. Currently, we are supporting the Air Force Reconnaissance System Program Office, other Department of Defense agencies and National Intelligence agencies to evaluate emerging Signals Intelligence (SIGINT) architectures and their applicability for both airborne and non-airborne use. We also support the U-2 reconnaissance system with ongoing requirements analysis at the Air Combat Command level as well as scheduling and operational support at the Air Force Wing level. To improve efficiency and allow operation with fewer staff than previously required, we have developed and implemented a number of automated tools to facilitate functions previously requiring extensive human support.

Program Management

Objective:    Develop and implement logistics and acquisition processes to ensure a continued supply of parts for active defense systems.

Services:    We are currently engaged in a program called the Diminishing Manufacturing Sources and Material Shortages (DMSMS) Contract, which involves the development of a system to track and predict the availability of, and ensure sources for, the components of various defense systems. Through statistical analysis, reverse engineering and cost analysis, we identify and resolve reliability and maintainability issues stemming from diminishing manufacturing sources and material shortages of equipment, parts and services for several critical national defense programs. The DMSMS program is managed by the Space and C3I Directorate at Hill AFB and includes such programs as the Cheyenne Mountain Complex, Global Positioning System, Military Satellite Communications, and Weather Systems. The DMSMS system is transportable to other Department of Defense aircraft, missile and radar systems.

Our Customers

Our customers primarily include U.S. federal government intelligence, military and civilian agencies. Our revenue derived from our federal government customers, consisting primarily of the Department of Defense and the intelligence community, accounted for more than 80% of our total revenue for the three months ended March 31, 2002. This percentage has been relatively consistent for the past three years. For the three months ended March 31, 2002, we derived approximately 78% of our revenue as a prime contractor and approximately 22% of our revenue as subcontractor to other defense companies.

Our federal government customers comprise a substantial number of separate agencies, offices, departments or divisions that directly, or through a prime contractor, use our services as a separate customer. Many of these customers have independent decision-making and contracting authority within their organizations. For example, under the Air Force’s ASC/BPA, program managers throughout the Air Force and from other services and defense agencies are able to purchase a wide range of our services. While task orders under this agreement together accounted for 22% of our revenue for the three months ended March 31, 2002, we believe our contract base within the Air Force and among our customer organizations is well diversified. Our tasks under the ASC/BPA support or have supported over 20 different customer organizations using over 60 individual task orders.

The following departments and agencies are representative of our government customer base during 2001 and the three months ended March 31, 2002. Due to the sensitive nature of our intelligence business base and in accordance with our customers’ preferences and requirements, we are prohibited from disclosing detailed information regarding specific intelligence customers that we support or the specific systems involved.

U.S. Air Force
• Secretary of Air Force (Pentagon)	• Aeronautical Systems Center
•      Air Combat Command
•   Headquarters, Offices supported: Director for Plans and Programs, Director for Requirements and Director for Logistics
•   9th Reconnaissance Wing
•      Air Mobility Command
•   Headquarters, Offices supported: Director for Operations and Director for Plans
•      Electronic Systems Center
•   Integrated Digital Equipment Office
•      Warner Robins Air Logistics Center
•   Special Operations Program Office
•   C-130 Program Office
•      Oklahoma City Air Logistics Center
•   B-1B System Program Office
•   B-52 System Program Office
•   CALCM System Program Office
•      Ogden Air Logistics Center
•   Communications Directorate
•   Space and C3I Directorate
•      Air Force Research Laboratory
•   Sensors Directorate
•   Material Lab

•   F-16 System Program Office
•   Air Combat System Program Office
•   F-15 System Program Office
•   Reconnaissance Systems Program Office
•   Joint Strike Fighter Systems Program Office
•   Flight Training System Program Office
•   B-1B System Program Office
•   Training Systems Product Group
•   Special Operations
•   C-130J Systems Program Office
•   B-2 Systems Program Office
•   JSECST System Program Office
•   Propulsion System Program Office
•   Aerospace Enterprise System Program Office
•   Department of Defense Deskbook
•   KC-135 System Program Office
•   Joint Helmet Mounted Cueing System Program Office
•   Tri-Service Standoff Attack Missile System Program Office

U.S. Army
•      U.S. Army CECOM Acquisition Center, Ft. Monmouth, NJ
•   Software Engineering Directorate
•   Program Executive Officer for Intelligence and Electronic Warfare, and Sensors (PEO IEW&S)
•   Night Vision and Electronic Sensors Directorate (NVESD)
•   Command and Control Directorate (C2D)
•   Intelligence and Information Warfare Directorate (I2WD)
•   Survivability/Lethality Analysis Directorate of the Army Research Laboratory
•   Systems Acquisition Division
•   Special Operations Forces
•   Command and Control Integration/Interoperability (CIPO) Group
•   Command & Control Dir., Research, Development and Engineering Center
•   RDEC
•   Project Manager, Force XXI Battle Command Brigade and Below (FBCB2)
•   Program Manager, Signals Warfare (PM SW)
•   Office of Product Manger (PM) Firefinder
•   PM Common Ground Station/Joint Tactical Terminal (CGS/JTT)
•   PM JointSTARS/JTT/CTT

•      U.S. Army Tank-Automotive and Armaments Command (TACOM), Picatinny Arsenal
•    U.S. Army TACOM ARDEC
•      U.S. Army TACOM
•   Watercraft Commodity Business Unit (CBU)
•   Watercraft Systems Management Office (WSMO)
•   Watercraft Inspection Branch (WIB)
•   Brigade Combat Team (PM-BCT)
•   TARDEC, PM Watercraft
•   TARDEC, HCCC SAMP
•   TARDEC, PM-LAV
•      U.S. Army, Command, Control, Communications, Computers and Intelligence (C4I) Systems Branch, Ft. Monmouth
•      U.S. Army, Office of the Project Manager—PM Army Tactical Command and Control System (PM, ATCCS), Fort Monmouth, NJ, Fort Hood, TX and Fort Lewis, WA
•      U.S. Army TRADOC, Requirements Integration Directorate, Fort Eustis and Fort Monroe, VA
•      U.S. Army, PM—TC-AIMS, Fort Belvoir, VA
•      U.S. Army, USA CECOM Acquisition Center
•   Project Manager Soldier (PM-Soldier) and Project Manager-Mobile Electric Programs (PM-MEP) at Fort Belvoir, VA

U.S. Joint Commands	Civilian
•      U.S. Strategic Command (STRATCOM)
•      Joint Personnel Recovery Agency
•      National Security Agency
•      National Reconnaissance Office
•      U.S. Transportation Command (USTRANSCOM)
•      Defense Information Systems Agency (DISA)
•      Defense Finance and Accounting Service Ballistic Missile Defense Organization
• National Aeronautics and Space Administration (NASA) • Defense Finance and Accounting Service

Our Diverse Contract Vehicles

We compete for task orders through a variety of arrangements or contract vehicles. Our vehicles include GWACs and BPA, GSA and IDIQ contracts. We have contract vehicles in each of our service areas, allowing us to compete for business from a variety of customers. In addition, we have several blanket arrangements under which we can work with customers in multiple service areas. The contract vehicles are structured with various terms and include time-and-materials, fixed-price and cost-plus contracts. Approximately 22% of our 2001 revenue was under one contract vehicle, the Aeronautical Systems Center BPA, or ASC/BPA, which expires in August 2005. Some of that work, however, was previously performed on GSA schedules and may, if necessary, be converted to GSA vehicles, or other contracts we have. No other task order, including individual contracts under our GSA vehicles, accounted for more than 7% of revenue for 2001.

Our contract base is well diversified with over 135 active contracts, including task orders on GSA contracts, as of June 1, 2002. The typical initial terms for our government contracts range from three years to five years, with most having an initial term of three years. The contracts may be extended by the customer for additional years. For example, the contract that we recently renewed with JPL has an initial three-year period and two one-year option periods.

The following table identifies some of our GSA, GWAC and IDIQ contract vehicles that have undefined scopes and significant ceilings:

Period of performance
Title	Start	End	Option end date	Customer	Current ceiling
FAST	09/25/01	03/11/05	09/25/08	Air Force	$7.4 billion
GSA corporate contract*	07/01/01	02/28/05	02/28/20	GSA	No Ceiling
Special Operations Forces (SOF) Support Services Contract (SSSC)	03/26/97	09/30/02	None	Air Force	$190 million
ASC/BPA	08/08/00	09/30/05	None	Air Force	No Ceiling
CECOM BPA	12/17/99	04/06/03	Not Specified	Army	No Ceiling
GSA Professional Engineering Services (PES)	11/15/99	11/14/04	11/16/14	GSA	No Ceiling

*
Management and Organizational Business Improvement Services (MOBIS), Information Technology Professional Services (ITPS), Financial Management (FM) and SECURITY GSA schedules were recently incorporated into this corporate contract.

Backlog

Backlog, which consists of funded and unfunded portions, is our estimate of the remaining future revenue from existing signed contracts, assuming the exercise of all options relating to those contracts. This estimate includes revenue for solutions that we believe will be provided in the future under the terms of executed, multiple-award contracts in which we are not the sole provider, meaning that the customers could turn to our competitors to fulfill the contract. It also includes an estimate of revenue on existing task orders that are under IDIQ contracts.

We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under the contract by the purchasing agency or otherwise authorized for payment to us by the customers upon completion of a specified portion of work, less revenue previously recognized. Our funded backlog does not include the full potential value of our contracts because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance over a number of years.

We define unfunded backlog as the net of the total estimated potential value of our contracts, less funding to date. Our assessment of a contract’s potential value is based upon factors such as historical trends, competition and budget availability. We review unfunded backlog on a quarterly basis to determine whether any adjustments are necessary.

The primary source of our backlog is contracts with the federal government. Our estimated backlog at the end of the most recently completed quarter and the two most recently completed fiscal years was as follows:

	December 31, 2000	December 31, 2001	March 31, 2002
Estimated Total Backlog	$148 million	$244 million	$258 million
Funded Backlog	$ 72 million	$ 43 million	$ 91 million

Of our funded backlog as of March 31, 2002, approximately 27%, or $24 million, will remain at the end of the fiscal year.

Sales and Marketing

We have a highly disciplined sales and marketing process utilizing the relationships of our senior management and business development staff. We also seek to leverage existing customer relationships and respond to competitive solicitations. We identify, assess and respond to new business opportunities quickly. We draw on the experience and knowledge of senior personnel across the company, including those working on-site with our customers. We have also established a formal process for evaluating new business opportunities and use our tracking systems to track the status of each bid opportunity. We have effectively used GSA contracts to respond quickly to emerging customer requirements.

To supplement and complement our core competencies, we have relationships with industry partners that enable us to work together on contracts. While we are the prime contractor on most of our contracts, we serve as subcontractor when teaming in that manner furthers our goals of expanding our customer base or pursuing high growth markets.

Employees

As of June 5, 2002, we had 1,007 employees, including more than 60% with government security clearances of Secret or higher and approximately 15% with security clearances of Top Secret or higher. Obtaining a security clearance typically requires a candidate to be sponsored by the government with respect to a particular requirement, entails extensive background investigations that typically take from six months to a year or more and, for the more restricted access, requires successful completion of polygraph testing. Non-technical employees serve primarily in support roles. None of our employees is a party to any collective bargaining agreements. We consider our relations with employees to be good.

We believe that we are successful in retaining our employees by offering competitive salary structures, attractive incentive compensation and benefits programs, career growth opportunities, flexibility in work assignments and the opportunity to perform mission-critical services, often in classified environments. Before we pursue external recruiting, we offer our current employees the opportunity to respond to new internal job opportunities.

Competition

We believe that the major competitive factors in our market are strong customer relationships, a reputation for quality, a record of successful past contract performance, a seasoned management team with domain expertise, a staff with distinctive technical competencies, security clearances and competitive prices. Our key competitors currently include divisions of large defense contractors, such as Boeing, Lockheed Martin, Northrop Grumman, Raytheon, L-3 Communications and TRW; engineering and technical services firms such as SAIC, Jacobs Engineering Group, Veridian and Anteon; as well as information technology service companies, such as CACI International, Computer Sciences Corporation, DynCorp and Titan. Our strategy to compete with these companies includes growing our business with existing customers by targeting new outsourcing opportunities and expanding our customer base by targeting potential U.S. Air Force, U.S. Army and intelligence community customers. As part of our competitive strategy, we plan to expand our geographic coverage and customer base by selectively pursuing strategic acquisitions of other service providers. We envision pursuing acquisitions of companies valued between $10 million and $100 million. We expect that competition in this field will intensify in the future. Some of our competitors have longer operating histories, significantly greater research and development capabilities and financial, technological, marketing and human resources, greater name recognition and a larger customer base than we have.

Intellectual Property

Our solutions are not generally dependent upon patent protection. To protect our trade secrets, we routinely enter into confidentiality and non-disclosure agreements with our employees, consultants, subcontractors and prospective consultants and subcontractors.

Our rights in intellectual property that we develop depend in part on the degree to which the intellectual property is developed with our private funds, rather than with funds of the federal government. Our federal government contracts routinely provide that we may retain ownership rights in works of authorship and inventions developed during the performance of those contracts. However, the rights granted to the federal government are, from time to time, the subject of negotiation and typically include the right of the federal government to use and share our intellectual property with other government contractors, making it impossible for us to prevent their non-exclusive use of our intellectual property. Our ability to protect our rights in intellectual property developed or delivered under government contracts also is dependent upon our compliance with applicable federal procurement statutes and regulations. There can be no assurance that the steps we take to protect our intellectual property will be adequate to deter misappropriation or to prevent use by others of our intellectual property.

Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of business. There is no litigation pending that could have a material adverse effect on our financial condition and results of operations.

Facilities

We have maintained our corporate headquarters in Dayton, Ohio since 1984. We presently lease a 53,000 square foot facility at 4032 Linden Avenue. The lease expires on December 31, 2003. That facility is leased from an entity owned by our sole stockholder. See “Related Party Transactions” on page 58.

We lease a total of 164,025 square feet in 24 locations throughout the U.S., 162,251 square feet of which is used by us and 1,774 square feet of which is subleased by us to other parties. Our aggregate monthly lease payment is approximately $172,000. Our customers pay directly for approximately 5.5% of our total square footage, accounting for $14,096 of our total monthly payment. No lease of ours extends beyond May 31, 2006.

We maintain one Sensitive Compartmented Information Facility (SCIF), comprising approximately 3,500 square feet in Dayton, Ohio. This is a reinforced facility with multiple secure zones, protected electronically and restricted to special classified “need to know” program access. This facility is also cleared for Top-Secret Sensitive Compartmentalized Information (SCI) and Special Access data handling and storage. Four of our other locations in the U.S. are cleared for secret handling and storage.

MANAGEMENT

Executive Officers and Directors

The following table identifies our executive officers, directors and director designees and indicates their ages and positions as of June 1, 2002:

Name	Age	Position
Rajesh K. Soin	54	Chairman of the Board and Director
Michael W. Solley	44	President, Chief Executive Officer and Director
David S. Gutridge	55	Chief Financial Officer and Director
Benjamin D. Crane	66	Chief Operating Officer
Donald H. Weisert	58	Senior Vice President
Donald R. Graber (1)	58	Director Designee
Lawrence A. Skantze (1)	73	Director Designee
Kenneth A. Minihan (1)	58	Director Designee

(1) To be elected promptly following the consummation of the offering.

In addition to the director designees named above, following the offering, we intend to elect one additional outside director whom we have not yet identified.

Set forth below is biographical information for our executive officers, directors and director designees listed above. References to our offices and directorships mean offices and directorships of Modern Technologies Corp. for the time period prior to implementation of our holding company structure in May 2002 and mean offices and directorships of MTC Technologies, Inc. for all time periods thereafter.

Rajesh K. Soin founded Modern Technologies Corp. (MTC) in 1984 and served as Chief Executive Officer from 1984 until 2002, as President from 1984 until 1995 and as a Director since 1985. Mr. Soin is the Chairman of the Board, President and Chief Executive Officer of Soin International, LLC, a holding company previously known as MTC International, LLC and an affiliate of ours. Mr. Soin was elected our Chairman of the Board and Director in May 2002.

Michael W. Solley was elected Chief Executive Officer and Director in May 2002. Mr. Solley joined MTC in 2000 and has served as President since then. Prior to joining us, Mr. Solley served from 1998 until 2000 as Executive Vice President for Nichols Research Corporation, a company that provided engineering services to, among other customers, the Department of Defense and other federal agencies. Mr. Solley also served as President of the Government Segment for Nichols from 1999 until 2000 and as President of the Government Information Technology Segment from 1996 until 1998. At Nichols, Mr. Solley was responsible for the defense business of the company and conducted several acquisitions. Nichols merged with Computer Sciences Corporation in November 1999, and Mr. Solley continued to serve as the President of the CSC/Nichols defense business until March 2000.

David S. Gutridge was elected Chief Financial Officer and Director in April 2002. Mr. Gutridge joined MTC in 1997 and served as a Group President and Chief Operating Officer until 1998 when he became Group President and Chief Operating Officer of MTC International, LLC, a holding company overseeing a number of businesses and investments and an affiliate of ours, from 1999 until 2002. At MTC International, Mr. Gutridge had direct responsibility for two manufacturing operations, oversaw real estate operations and evaluated acquisitions and investment vehicles. Mr. Gutridge rejoined MTC in April 2002.

Benjamin D. Crane, Colonel, U.S. Air Force (Ret.), joined us in 1987 and has served as our Chief Operating Officer since January 2000. Mr. Crane served as our Director of Aerospace Division from 1991 to 2000, Central

Region Planner from 1991 to 1994, Director of Project Management from 1989 to 1991 and Senior Manager for Air Force contracts from 1987 to 1989. Prior to joining us, Mr. Crane served in the U.S. Air Force for 29 years, including as the Deputy Commander Strategic Systems Program.

Donald H. Weisert, Colonel, U.S. Air Force (Ret.), joined us in 1992 and serves as our Senior Vice President and Assistant Chief Operating Officer. Mr. Weisert served as our Vice President and Director from 1999 to 2002, Deputy Manager from 1994 to 1999 and Program Manager from 1992 to 1994. Prior to joining us, Mr. Weisert served in the U.S. Air Force for 26 years, including as the Chief of Engineering and Manufacturing Development of the B-2 Advanced Technology Bomber Program Office.

Donald R. Graber has consented to become a director of ours prior to completion of the offering. Mr. Graber has served as the President of Huffy Corporation, a sporting goods manufacturer, since 1996, as Chairman of the Board and Chief Executive Officer of Huffy since 1997 and as Chief Operating Officer of Huffy from 1996 until 1997. Prior to joining Huffy, Mr. Graber held numerous executive positions with The Black & Decker Corp., including President of Worldwide Household Products Group from 1994 to 1996 and President of its International Group from 1991 to 1994. Mr. Graber is also a director of Precision Castparts Corporation and Amcast Industrial Corporation.

Lawrence A. Skantze, General, U.S. Air Force (Ret.), has consented to become a director of ours prior to completion of the offering. Since 1987, General Skantze has worked as an independent consultant to defense and commercial companies. Prior to that, General Skantze served for approximately 35 years in the U.S. Air Force, including as the Commander, U.S. Air Force Systems Command, from 1984 to 1987, and Vice Chief of Staff, U.S. Air Force, from 1983 to 1984. As Commander of the U.S. Air Force Systems Command, he directed the research, development, test and acquisition of aerospace systems for U.S. Air Force operational and support commands. He has received numerous military decorations and awards, including the Distinguished Service Medal, Legion of Merit, Meritorious Service Medal and Army Communications Medal.

Kenneth A. Minihan, Lieutenant General, U.S. Air Force (Ret.), has consented to become a director of ours prior to completion of the offering. Since 1999, Lt. General Minihan has been President of the Security Affairs Support Association, an organization that enhances intelligence business development through industry and government partnership. Prior to that, Lt. General Minihan served for more than 33 years in the U.S. Air Force, including from 1996 until 1999 as Director of the National Security Agency and as Director of the Defense Intelligence Agency during 1996. Lt. General Minihan has experience creating strategic approaches and development concepts for emerging telecommunications and secure modern network technologies. Lt. General Minihan has received numerous military decorations and awards, including the National Security Medal, the Defense Distinguished Service Medal, the Bronze Star and the National Intelligence Distinguished Service Medal. Lt. General Minihan is a director of BAE Systems, North America and Verint Systems, Inc.

Composition of the Board of Directors

Following this offering, our board of directors will be divided into three staggered classes, each of whose members will serve a three-year term. We anticipate that our directors will be in the following classes:

Class I directors will be Messrs. Gutridge and Skantze;

Class II directors will be Messrs. Solley and Graber; and

Class III directors will be Messrs. Soin and Minihan and another director to be elected shortly after consummation of the offering.

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders to be held during calendar years 2003 for Class I directors, 2004 for Class II directors and 2005 for Class III directors.

Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal.

Committees of the Board of Directors

We anticipate that, following this offering, our board of directors will have standing audit review and compensation committees.

We anticipate that the audit review committee will consist of Messrs. Skantze, Graber and Minihan. The audit review committee will oversee the engagement of our independent public accountants, review our annual financial statements and the scope of the annual audits and consider matters relating to accounting policy and internal controls. The National Association of Securities Dealers, Inc. has adopted new Nasdaq Stock Market Marketplace Rules with respect to audit committee charter, structure and membership requirements. We intend to comply with these rules once we are listed on The Nasdaq National Market.

We anticipate that the compensation committee will consist of Messrs. Skantze, Graber and Minihan. The compensation committee will review, approve and make recommendations to our board of directors concerning our compensation practices, policies and procedures for our executive officers, including our Chief Executive Officer. The compensation committee’s duties will include the administration of our 2002 Equity and Performance Incentive Plan.

Director Compensation

We will pay our chairman an annual fee of $150,000 and each other non-employee director an annual fee of $15,000, payable quarterly. In addition to this fee, we will reimburse each non-employee director for travel and other related out-of-pocket expenses incurred in attending meetings of our board of directors. We anticipate granting options to our directors under our 2002 Equity and Performance Incentive Plan from time to time following this offering.

Compensation Committee Interlocks and Insider Participation

Before June 10, 2002, our sole stockholder and his wife were the only two directors of MTC and, accordingly, had the power to set compensation for our officers and employees. Mr. Soin served as our Chief Executive Officer during 2001. See “Related Party Transactions” on page 58 for information concerning transactions and relationships between us, our sole stockholder and entities to which he is related.

Executive Compensation

The following table sets forth information concerning the compensation we paid to our Chief Executive Officer and our four most highly-compensated executive officers other than the Chief Executive Officer during the year ended December 31, 2001:

Summary Compensation Table

		Annual compensation
Name and present principal position(s)	Year	Salary	Bonus	Other annual compensation (1)	All other compensation (2)
Rajesh K. Soin	2001	$720,000	$180,344	$6,838	$5,766
Chairman of the Board (3)
Michael W. Solley	2001	218,292	—	—	5,766
President and Chief Executive Officer (4)
David S. Gutridge	2001	200,041	—	7,200	5,766
Chief Financial Officer (5)
Benjamin D. Crane	2001	153,962	100,000	4,800	5,766
Chief Operating Officer
Donald H. Weisert	2001	113,524	54,538	4,800	5,766
Senior Vice President

(footnotes on following page)

(1)	Represents amount paid as car allowances.
(2)	Represents matching payments to defined contribution plans and payments for term life insurance coverage.
(3)	During 2001, Mr. Soin served as our Chief Executive Officer.
(4)	During 2001, Mr. Solley served as our President. He continues to serve in that capacity and was elected Chief Executive Officer in 2002.
(5)	During 2001, Mr. Gutridge was employed by Soin International, LLC (formerly MTC International, LLC), which is wholly owned by our sole stockholder’s family limited partnership.

Retention Agreement

We have entered into a retention agreement with Michael W. Solley, our Chief Executive Officer. This agreement provides for an annual base salary of $500,000. Under the terms of the agreement and in addition to base salary, Mr. Solley will be eligible to receive an annual bonus based on the achievement of specified goals, and stock options and other awards under our 2002 Equity and Performance Incentive Plan, as determined by our Compensation Committee or our board of directors. In addition, we will pay Mr. Solley a $750,000 one-time cash payment on a date determined by our Chairman any time before December 31, 2002 for services performed, or to be performed, by Mr. Solley during the second, third and fourth quarters of fiscal year 2002. The agreement also provides that Mr. Solley will be entitled to participate, on the same basis as our other executives, in our standard executive benefits package, which may include insurance, vacation, a company car or car allowance, equity-based benefits and other benefits.

The agreement provides for an initial employment term of two years, with an automatic one-year extension on each anniversary of the agreement, unless either party provides advance written notice of its intent to terminate the agreement. If we terminate Mr. Solley’s employment without cause, we are required to pay Mr. Solley a lump sum amount equal to his base salary, as in effect immediately prior to such termination of employment, and all stock options previously granted to Mr. Solley will become exercisable in full.

Mr. Solley’s agreement also contains confidentiality obligations on the part of Mr. Solley that survive its termination. Mr. Solley further agrees not to compete with us and not to solicit our customers or employees during the term of his employment and, in the event that we terminate his employment without cause, for the one-year period following such termination.

Option Grants in Fiscal Year 2001 and 2001 Fiscal Year-End Option Values

Prior to December 31, 2001, we had never granted any options to purchase our common stock.

Employee Benefit Plans

2002 Equity and Performance Incentive Plan

In May 2002, our board of directors adopted our 2002 Equity and Performance Incentive Plan with the approval of our sole stockholder. The 2002 Equity and Performance Incentive Plan provides for the grant of incentive stock options and nonqualified stock options and the grant or sale of restricted shares of common stock to our directors, key employees and consultants. The board may provide for the payment of dividend equivalents, on a current or deferred or contingent basis, on the options granted under the plan. The board may also authorize participants in the plan to defer receipt of their common stock upon exercise of their stock options and may further provide that such deferred issuances include the payment of dividend equivalents or interest on the deferred amounts. The board may condition the grant of any award under the plan on a participant’s surrender or deferral of his or her right to receive a cash bonus or other compensation payable by us. The board can delegate its authority under the plan to any committee of the board.

Options.    Incentive and nonqualified stock options will have an exercise price of 100% or more of the market value of our common stock on the date of grant.

Restricted Shares.    Restricted shares will be granted or sold to participants in consideration of the performance of services or payments by a participant that may be less than the market value of our common stock on the date of grant. Each grant or sale will constitute an immediate transfer of the ownership of common stock to the participants. The restricted shares will be subject to a substantial risk of forfeiture for at least a period of one year and such other terms and restrictions as provided for by the board and reflected in an agreement between us and the participants receiving the restricted shares.

Shares Reserved; Plan Limits.    We have reserved a total of 474,599 shares of our common stock for issuance under the 2002 Equity and Performance Incentive Plan, subject to adjustment in the event of forfeitures, transfers of common stock to us in payment of the exercise price or withholding amounts or changes in our capital structure. The number of shares that may be issued upon the exercise of incentive stock options will not exceed 474,599 shares. No participant may be granted options for more than 24,718 shares during any calendar year, and no non-employee director will be granted awards under the plan for more than 24,718 shares during any fiscal year. The number of shares issued as restricted shares will not exceed 74,156 common shares.

Eligibility.    Our officers, key employees, non-employee directors and consultants may be selected by the board to receive benefits under the plan. Our non-employee directors are subject to additional terms and conditions regarding option awards under the plan. The board may provide for special terms for awards to participants who are foreign nationals or who are employed by us outside the United States as the board may deem necessary or appropriate to accommodate differences in local law, tax policy or custom.

Adjustments.    The number of shares covered by outstanding awards, certain other provisions contained in outstanding awards, the number of shares reserved for issuance under the plan and the other share limits contained in the plan are subject to adjustment in certain situations as provided in the plan.

Administration and Amendments.    Our board administers and interprets the plan. The plan may be amended by the board so long as any amendment that must be approved by our stockholders in order to comply with applicable law or the rules of any securities exchange on which shares of common stock are traded or quoted is not effective until stockholder approval has been obtained.

Plan Benefits.    As of June 1, 2002, we had not granted any options under the plan. In connection with this offering, we intend to grant options to purchase 71,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Following the grant of these options, there will be 403,599 shares of our common stock remaining that can be issued under our 2002 Equity and Performance Incentive Plan.

Nonqualified Stock Option Agreements

We have entered into Nonqualified Stock Option Agreements with each of Mr. Solley, Mr. Gutridge and Mr. Crane. Mr. Solley’s option covers 346,061 shares, Mr. Gutridge’s option covers 34,606 shares and Mr. Crane’s option covers 34,606 shares. Under those agreements, we granted them options to purchase up to an aggregate of 415,273 shares of our common stock.

The nonqualified stock options have an exercise price of $4.19 per share, subject to adjustment by the board in certain situations as provided in the agreements, and are immediately exercisable. Each optionee is permitted to pay the option price in cash or an acceptable cash equivalent, common stock, or a combination of cash or an acceptable cash equivalent and common stock. The options have a ten-year term from their date of grant and will terminate earlier in the event of the optionee’s retirement, death, disability or other termination of employment. As a result of the option grants, we have taken a compensation expense of approximately $5.2 million, as reflected on our financial statements. For a complete discussion of this expense, please see Note O to our financial statements.

401(k) Plan

We sponsor a defined contribution 401(k) profit sharing plan that covers all eligible employees. An eligible employee may make pre-tax contributions to the plan of up to 15% of his or her compensation. We make contributions on behalf of each eligible participant in an amount equal to 50% of such eligible participant’s first 10% of pre-tax contributions. Our total contributions to the plan totaled $1.3 million for the year ended December 31, 2001, $1.0 million for the year ended December 31, 2000 and $877,000 for the year ended December 31, 1999.

Liability Limitations and Indemnification

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law expressly permits a corporation to provide that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These express limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

Our certificate of incorporation provides that we will indemnify our directors and officers to the maximum extent permitted by law and that we may indemnify other employees and agents. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent. We have obtained an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. Finally, we have entered into agreements with each of our directors and executive officers that, among other things, require us to indemnify them and advance expenses to them relating to indemnifiable claims to the fullest extent permitted by law. We believe that these provisions, policies and agreements will help us attract and retain qualified persons.

The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, employees and agents under our certificate of incorporation or indemnification agreements, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL AND SELLING STOCKHOLDER

We presently have one stockholder, Rajesh K. Soin, who is referred to in this prospectus as our sole stockholder or the selling stockholder.

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of June 1, 2002, as adjusted to reflect a 2,471.8707-for-1 stock split and the sale of the shares of common stock in this offering by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors and director designees;

•	each of our executive officers named in the summary compensation table; and

•	all of our directors, director designees and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. We believe that each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. Percentage of ownership after the offering is based on shares of common stock outstanding after completion of this offering. This table assumes no exercise of the underwriters’ over-allotment option.

	Common Stock
Name and address (1)	Shares beneficially owned prior to this offering			Shares to be beneficially owned after this offering
	Number	Percent	Shares being offered	Number	Percent
Rajesh K. Soin	9,887,482	96.0%	2,500,000	7,387,482	57.7%
Michael W. Solley (2)	346,061	3.4	—	346,061	2.7
David S. Gutridge (2)	34,606	*	—	34,606	*
Benjamin D. Crane (2)	34,606	*	—	34,606	*
Donald H. Weisert	—	—	—	—	—
Donald R. Graber	—	—	—	—	—
Lawrence A. Skantze	—	—	—	—	—
Kenneth A. Minihan	—	—	—	—	—
All directors, director designees and executive officers as a group (8 persons)	10,302,755	100.0%	2,500,000	7,802,755	60.9%

*	Less than 1.0%
(1)	Address for each beneficial owner identified is c/o MTC Technologies, Inc., 4032 Linden Avenue, Dayton, Ohio 45432.
(2)	All beneficial shares include options that are immediately exercisable. For more information on these options, see “Management—Employee Benefit Plans—Nonqualified Stock Option Agreements” on page 55.

RELATED PARTY TRANSACTIONS

Continuing Relationships

Subcontracting Relationships

From time to time, we enter into subcontracting relationships with other government contractors that are related to us. In some cases, we are the prime contractor, receiving services from the related party, and in some cases we are the subcontractor, providing services to the related party. These relationships primarily allow us to provide cost effective services to our customers in non-core business areas that do not require sophisticated engineering, technical or information technology services. During the past three years, these subcontracting arrangements have involved four related parties:

•	MTC India Private, Ltd. (MTC India) provides us with technical labor at reduced costs and is wholly owned, indirectly, by our sole stockholder’s family limited partnership;

•
Aerospace Integration Corporation (AIC), a small business minority owned federal contractor providing product manufacturing, integration and installation of aging aircraft parts and modifications, in which our sole stockholder and his immediate family members have a minority interest (approximately 40%, collectively);

•
Integrated Information Technology Company (IITC), a small business minority owned federal contractor that primarily provides engineering and installation of data networking products and cabling, in which our sole stockholder’s sons have a minority interest (approximately 20%, together); and

•
International Consultants, Inc. (ICI), a small business minority owned federal contractor providing program management support primarily for the U.S. Army and environmental impact studies for the Environmental Protection Agency, is wholly owned by the immediate family members of our sole stockholder since July 2001. Prior to that date our sole stockholder previously held a minority interest of approximately 7.8%.

During the past three years, we made and received the following payments to and from related parties under subcontracts:

	Payment made for services received			Payment received for services provided
Company	1999	2000	2001	1999	2000	2001
	(in thousands)			(in thousands)
MTC India	$—	$516	$475	$—	$—	$—
AIC	1,295	1,188	515	70	28	40
IITC	97	17	—	1,071	1,441	1,567
ICI	—	—	—	114	185	457

We believe that our subcontracting agreements with each related party identified above reflect prevailing market conditions at the time they were entered into and contain substantially similar terms to those that might be negotiated by independent parties on an arm’s-length basis.

Aircraft

We have used private aircraft to accommodate some travel needs of our executives and other employees who travel to geographically disperse customer locations to which limited or no commercial flights are available. In the past, we have rented aircraft owned by Soin Aviation LLC, a company wholly owned by our sole stockholder’s family limited partnership. Our payments for the use of two twin piston aircraft generally reflect the marginal cost of their use plus a pro rata share of the associated fixed costs. For each of the years ended December 31, 1999, 2000 and 2001, we paid Soin Aviation approximately $128,000 for the use of its aircraft.

We intend to purchase from Soin Aviation fractional ownership interests in two aircraft. We expect to pay approximately $450,000 for a 90% interest in one of the aircraft and approximately $50,000 for a 10% interest in the other aircraft. We expect these transactions will be completed in the third quarter of 2002. We also expect to enter into a sharing arrangement with our sole stockholder’s family limited partnership (which will purchase the remaining interests in the aircraft) to govern use of the jointly-owned aircraft. Our sole stockholder and his wife are the only general partners of his family limited partnership, and our sole stockholder’s sons are the only limited partners. The purchase and the sharing arrangement will permit us to continue accommodating some travel needs of our executives and other employees. We believe that the purchase price for these fractional interests will reflect the fair market value of the interests we are acquiring and that the sharing arrangement will contain substantially similar terms as those that might be negotiated by independent parties on an arm’s-length basis.

Leases

We lease three of our properties, including our headquarters, from BC Real Properties, LLC. The lessor is majority owned by our sole stockholder’s family limited partnership. We believe that our lease arrangements with the lessor reflect prevailing market conditions at the time they were entered into and contain substantially similar terms to those that might be negotiated by independent parties on an arm’s-length basis.

Our total lease payments for these three properties were $541,158 in 1999, $668,402 in 2000 and $638,461 in 2001.

Nonrecurring Transactions

Business Dispositions

Composite Technologies

Composite Technologies is a manufacturer of compression molded reinforced thermoplastic products, primarily used in sporting goods and other products. On December 31, 1998, we transferred all the assets of our Composite Technologies division to Composite Technologies Co., LLC, a company that is wholly owned, indirectly, by our sole stockholder’s family limited partnership (CTC). In exchange for that transfer, CTC assumed certain liabilities and issued us a demand promissory note in the principal amount of $2.6 million, which bore interest at the annual rate of 7.75%.

On June 1, 1999, CTC repaid a portion of its debt to us, replacing the original note with another demand promissory note in the principal amount of $1.5 million, which bore interest at an annual rate of 8.25%. CTC’s remaining obligation under that note was recently assigned to our sole stockholder as part of the transfer of related party indebtedness described below.

Corbus

Corbus is the marketing arm of MTC India. On December 31, 1998, we transferred certain assets of our Corbus division to Corbus, LLC, a company wholly owned, indirectly, by our sole stockholder’s family limited partnership. In exchange for that transfer, Corbus, LLC assumed certain liabilities related to the transferred business and issued us a promissory note in the principal amount of $635,082. On June 1, 1999, Corbus repaid that note and issued a second note to us in the principal amount of $1.2 million. Corbus’ remaining obligation under that note was recently assigned to our sole stockholder as part of the transfer of related party indebtedness described below.

Kelly Space

Kelly Space & Technology, Inc. is an engineering firm specializing in horizontal launch systems. We recently transferred to our sole stockholder shares of common stock in Kelly Space and a convertible promissory note issued by Kelly Space in the initial principal amount of $200,000. As part of that transaction, we assigned to our sole stockholder a contract between us and Kelly Space that, among other things, provides registration rights with respect to the Kelly Space stock.

Specialized Technical Services

Specialized Technical Services, Inc. is a manufacturer of old-technology night vision goggles. We owned a majority of the stock of Specialized Technical Services until December 1998, when Specialized Technical Services repurchased our stock under a redemption agreement. Under that agreement, Specialized Technical Services is required to pay us a percentage of the gross sales that it derives from a product developed by it while we were a stockholder. We recently assigned our rights and obligations under that agreement to our sole stockholder.

Other Subsidiary Divestitures

Prior to the consummation of this offering, we will complete the transfer of all of our remaining subsidiaries, other than Modern Technologies Corp., by distributing our interests in them to our sole stockholder. None of these businesses provides services to the federal government. The names and our percentage ownership of those subsidiaries, as of December 31, 2001, are set forth below.

JMD Holdings, Inc.	79.95%
MTC Manufacturing, Inc.	100.00%
Freund Laws, Inc.	79.00%
MTC Australasia Pty. Ltd.	80.00%
BC Golf Limited Partnership	74.35%

S Corporation Distributions

Since the incorporation of our subsidiary in 1985, we have been treated for federal and certain state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, our earnings have been taxed, with certain exceptions, directly to our sole stockholder rather than to us, leaving our sole stockholder responsible for paying income taxes on these earnings. We have historically paid distributions to our sole stockholder to enable him to pay his income tax liabilities as a result of our status as an S corporation and, from time to time, to distribute previously undistributed S corporation earnings and profits. In addition to the distributions of securities described above, we made cash S corporation distributions to our sole stockholder of approximately $1.4 million during 1999, $2.6 million during 2000, $18.1 million during 2001 and $2.7 million in the three months ended March 31, 2002.

We are revoking our S corporation status in connection with this offering and have distributed to our sole stockholder $3.4 million, which represents substantially all of our S corporation earnings for tax purposes through the date of revocation of S corporation status.

Real Estate

In 1999, we acquired real property from JMD Development, Inc., a company wholly owned by our sole stockholder, in exchange for our reduction of a $1.1 million debt owed to us by JMD Development and our assumption of two mortgage notes in the aggregate principal amount of $445,300, each of which bore interest at the prime rate. At the time we assumed those notes, our sole stockholder agreed to guarantee the performance of our obligations thereunder. Those notes have been fully paid.

On December 31, 2001, we distributed real property to our sole stockholder with a carrying value of approximately $1.1 million.

    Other Nonrecurring Transactions

Administrative Services

In the past, we have received administrative services from Soin International, LLC (formerly known as MTC International, LLC), which is wholly owned by our sole stockholder’s family limited partnership. Payments for these services generally reflect the marginal cost of the service provided plus a pro rata share of the associated fixed costs. During the years ended December 31, 1999, 2000 and 2001, we paid Soin International $1.3 million, $2.7 million and $2.6 million, respectively, for these services.

Related Party Indebtedness

In the past, some of our affiliates have become indebted to us. In connection with our disassociation from these entities, we distributed notes reflecting these affiliates’ total indebtedness to us to our sole stockholder. Together, the notes had an aggregate principal amount of $10.0 million and bear a weighted-average interest rate of 6.3% per year. The indebtedness and distributions are reflected in Note I to our consolidated financial statements.

Stock Repurchase

In October 1999, we repurchased, on a pre-stock split basis, 3,200 shares of our common stock held by Thomas McCann, a stockholder who then held approximately 44% of our outstanding common stock. Immediately following our repurchase of Mr. McCann’s shares, our sole stockholder owned 100% of our outstanding common stock. We paid Mr. McCann $6,170,000 plus certain assets and liabilities of our former IBS division in exchange for his shares and a covenant not to compete with us. The value of his shares was determined while we held certain unprofitable subsidiaries that have since been divested.

Policy on Future Related Party Transactions

Our board of directors has adopted a policy that all future transactions between our Company and our officers, directors, principal stockholders and their affiliates must be (i) approved by a majority of the disinterested directors and (ii) on terms no less favorable to us than could be obtained from unaffiliated third parties. In addition, any loans to our officers, directors and other affiliates must be for bona fide business purposes only.

DESCRIPTION OF CAPITAL STOCK

On June 11, 2002, we effected a 2,471.8707-for-1 stock split of all of our issued and outstanding shares of common stock and amended our charter documents. The following description of our capital stock reflects the amendments that we made to our charter documents. Upon completion of this offering, there will be 12,387,482 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

As of June 1, 2002, giving effect to the stock split discussed above, our authorized capital stock consisted of 50,000,000 shares of common stock, $.001 par value per share, of which 9,887,482 shares were issued and outstanding, and 5,000,000 shares of preferred stock, $.001 par value per share, of which no shares were issued and outstanding. All of the issued and outstanding shares of common stock were held of record by our sole stockholder on June 1, 2002.

Common Stock

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. Pursuant to our certificate of incorporation, holders of our common stock will not have the right to cumulative voting; therefore, the holders of a majority of the shares voting for the election of our board of directors will be able to elect all the directors standing for election, if they so choose. Subject to any superior rights of any holders of preferred stock, each outstanding share of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common stock have no preemptive rights and no right to convert or exchange their common stock into any other securities. No redemption or sinking fund provisions will apply to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, without stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. Our board of directors can, without stockholder approval, issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. The issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. We have no present plan to issue any shares of preferred stock.

Registration Rights

Our sole stockholder has demand, “piggyback” and S-3 registration rights pursuant to a registration rights agreement.

After the completion of this offering, our sole stockholder or his permitted transferees will be entitled to unlimited “piggyback” registration rights. These rights entitle them to notice of a registration and to include, at our expense, their shares of common stock in most of our registrations of our common stock. We and our underwriters can reduce the number of shares of common stock to be included by holders of “piggyback” rights in view of market conditions.

On the date 270 days after the effective date of the registration statement of which this prospectus is a part, our sole stockholder or his permitted transferees will be entitled to “demand” rights to register all or a portion of their shares under the Securities Act if the reasonably anticipated aggregate price to the public of these shares (net of underwriting commissions) would exceed $5.0 million. We are obligated to undertake two of these demand registrations. We will bear all costs, other than underwriting commissions, related to demand registrations.

If at any time we are eligible to register our securities on a Form S-3 under the Securities Act, the sole stockholder or his permitted transferees will be able to demand that we file a short-form registration statement if the reasonably anticipated price to the public (net of underwriting commissions) for the shares to be registered would exceed $5.0 million. A short form demand registration will not count as one of the two demand registrations described above.

If our sole stockholder or his permitted transferees cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we are to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

Anti-Takeover Effects of Delaware Law and Provisions of our Certificate of Incorporation and Bylaws

In addition to the potential anti-takeover effects of the preferred stock, as summarized above, our certificate of incorporation and bylaws contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise.

These provisions of the certificate of incorporation and the bylaws are designed to encourage persons seeking to acquire control of us to negotiate with our board. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

The certificate of incorporation and bylaw provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

Set forth below is a summary of the relevant provisions of our certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. This summary does not purport to be a complete summary of all of the provisions of our certificate of incorporation, bylaws and sections of the General Corporation Law of the State of Delaware. The summary of the relevant provisions of our certificate of incorporation and bylaws is qualified in its entirety by reference to all of the provisions of our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Business Combinations

We are governed by Section 203 of the General Corporation Law of the State of Delaware. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder, unless:

•	prior to the business combination, the board of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•
an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of either of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Classified Board of Directors

Our certificate of incorporation provides for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See “Management—Composition of the Board of Directors” on page 52. Under Section 141 of the General Corporation Law of the State of Delaware, directors serving on a classified board can only be removed for cause unless otherwise provided in the certificate of incorporation. Our certificate of incorporation does not contain such a provision, and, therefore, the members of our board of directors can only be removed for cause.

The provision for our classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80% of our outstanding voting stock. The provision for a classified board could prevent a party that acquires control of a majority of our outstanding voting stock from obtaining control of our board until the second annual meeting of stockholders following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

We believe that a classified board will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Number of Directors; Removal; Vacancies

Our certificate of incorporation and bylaws provide that the number of our directors will not be fewer than three or more than nine and will be set by resolution adopted by the affirmative vote of (1) a majority of the total number of directors that we would have if there were no vacancies on our board or (2) the holders of at least 80% of our outstanding voting stock. The provision regarding the size of our board may not be amended, altered, changed or repealed in any respect without the affirmative vote of holders of at least 80% of our outstanding voting stock.

Pursuant to our certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our certificate of incorporation also provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed, but only for cause, by the affirmative vote of the holders of at least 80% of our voting stock.

Our certificate of incorporation further provides that, generally, vacancies or newly created directorships in our board may only be filled by a resolution approved by a majority of the remaining directors then in office, even though less than a quorum of our board, and any director so chosen will hold office until the next election of the class for which the director was chosen.

Stockholder Action; Special Meetings

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our board, our president or at the request of a majority of our full board. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Stockholder Proposals

At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be (1) specified in the notice of the meeting (or any supplement to that notice), (2) brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that our board would have if there were no vacancies or (3) properly requested by a stockholder to be brought before the meeting.

For business to be properly requested by a stockholder to be brought before an annual meeting, the stockholder must (1) be a stockholder of record at the time that notice for the meeting is given, (2) be entitled to vote at the meeting and (3) have given timely written notice of the business to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is more than 30 calendar days before or after the anniversary of the preceding year’s annual meeting, notice by the stockholder must, to be timely, be delivered by the close of business on the later of (1) the 90th calendar day prior to the annual meeting and (2) the 10th calendar day following the day on which the date of the meeting is first publicly announced.

A stockholder’s notice must set forth, as to each matter the stockholder proposes to bring before the meeting, (1) a description in reasonable detail of the business proposed to be brought before the meeting, (2) the name and address of the stockholder proposing the business and the name and address of the beneficial owner, if not the record stockholder, on whose behalf the proposal is made, (3) the class and number of shares that are owned of record and beneficially by the stockholder proposing the business and by the beneficial owner, if not the record stockholder, on whose behalf the proposal is made, (4) any arrangements among the record stockholder and a beneficial owner and any material interest of the record stockholder or a beneficial owner in the business described in the notice and (5) whether either the record stockholder or a beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of our voting stock required to approve the proposal.

Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be (1) specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the chairman of our board, our president or a majority of the total number of directors that our board would have if there were no vacancies or (2) otherwise brought before the meeting by the presiding officer or by or at the direction of a majority of the total number of directors that our board would have if there were no vacancies. In addition, a stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to matters requested by a stockholder to be brought before an annual meeting or special meeting.

Nomination of Candidates for Election to our Board

Under our bylaws, only persons who are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders by or at the direction of our board or properly nominated by a stockholder. To be properly nominated by a stockholder, the stockholder must have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of our voting stock required to elect the stockholder’s nominee(s) and have included in those materials a timely and proper notice in proper written form to our secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders. If, however, the date of the annual meeting is more than 30 calendar days before or after the anniversary of the preceding year’s annual meeting, notice by the stockholder must, to be timely, be delivered by the later of (1) the 90th calendar day prior to the annual meeting and (2) the 10th calendar day following the first public announcement of the date of meeting.

To be in proper written form, the stockholder’s notice must include: (1) the name and address of the stockholder giving the notice and the name and address of the beneficial owner, if not the record stockholder, on whose behalf the nomination is made; (2) a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice; (3) the class and number of shares of stock owned beneficially and of record by the stockholder giving the notice and by any beneficial owner on whose behalf the nomination in made; (4) a description of all arrangements or understandings between or among any of (A) the stockholder giving the notice, (B) a beneficial owner on whose behalf the notice is given, (C) each nominee, and (D) any other person or persons (naming each) who will make the nominations; (5) such other information regarding each nominee proposed by the stockholder giving the notice, and each other participant in his solicitation of proxies, as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated by our board; (6) the signed consent of each nominee to serve as a director of our board if elected; and (7) a statement indicating whether the stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of our voting stock required to elect the nominee or nominees. In addition, a stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to matters relating to nomination of candidates for directors.

Amendment of Bylaws

Except for certain provisions indicated above, our bylaws may be amended, altered or repealed by the affirmative vote of the holders of a majority of our voting stock or by the affirmative vote of a majority of our board. Certain provisions that require the affirmative vote of the holders of 80% of our voting stock may make it more difficult to change the bylaws for the purpose of gaining control over us.

Transfer Agent and Registrar

We have appointed Mellon Investor Services LLC as the transfer agent and registrar for our capital stock.

Listing

Our common stock has been approved for listing on The Nasdaq National Market under the symbol “MTCT.”

SHARES ELIGIBLE FOR FUTURE SALE

No public market for our common stock existed before this offering. Future sales of substantial amounts of our common stock in the public market or the perception that those sales may occur could cause the market price for our common stock to decline. None of the shares of our common stock issued and outstanding prior to the offering will be available for sale immediately after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could depress our prevailing market price and make it difficult or impossible for us to sell additional securities when we need to raise capital.

Upon completion of this offering, we will have outstanding an aggregate of 12,387,482 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Options to purchase up to an additional 415,273 shares, in the aggregate, will be held by three of our executive officers, and another 474,599 shares will be reserved for issuance pursuant to our 2002 Equity and Performance Incentive Plan.

All of the shares sold in this offering, other than those sold to our affiliates, will be freely tradable without restriction or further registration under the Securities Act. The remaining 7,387,482 shares of common stock that will be held by our sole stockholder are, and any shares issued pursuant to outstanding and exercisable options will be, restricted securities. Subject to the restrictions on transfer contained in the lock-up agreements described below and in “Underwriting,” restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

As a result of the contractual lock-up restriction described below, the restricted shares will be available for sale in the public market, subject to compliance with applicable rules under the Securities Act, as follows:

Relevant dates	Number of shares eligible for future sale (1)
On the effective date	0
90 days following the date of this prospectus	0
180 days following the date of this prospectus	415,273
270 days following the date of this prospectus	7,802,755

(1)	Includes 415,273 shares of common stock subject to currently outstanding and exercisable stock options.

Lock-Up Agreements

Three of our executive officers and our sole stockholder have each agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of in the case of the executive officers, 180 days and in the case of our sole stockholder, 270 days, in each case after the date of this prospectus. Transfers or dispositions can be made sooner pursuant to certain exceptions or with the prior written consent of Legg Mason Wood Walker, Incorporated.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the shares of common stock then outstanding, which will equal 123,875 shares immediately after this offering; and

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 must comply with manner of sale provisions and notice requirements, and information about us must be publicly available.

Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. All shares of our common stock outstanding prior to this offering are held by an affiliate, and therefore could not be sold pursuant to Rule 144(k) until 90 days after the stockholder attempting to sell the shares ceases to be an affiliate.

Rule 701

Under Rule 701, persons who purchase shares upon the exercise of options granted prior to the effective date of this offering are entitled, beginning 90 days after this offering, to sell those shares in reliance on Rule 144, without complying with the holding period requirements or, in the case of sales by non-affiliates, without complying with any of the limitations and requirements of Rule 144 except manner of sale limitations. The options granted to our executive officers, covering an aggregate of 415,273 shares of common stock, were granted under Rule 701.

Registration Rights

On the date 270 days after the effective date of the registration statement of which this prospectus is a part, the sole stockholder will have rights to require us to register his shares under the Securities Act. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable. See “Description of Capital Stock—Registration Rights” on page 62.

Stock Options

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock to be issued pursuant to options granted under our 2002 Equity and Performance Incentive Plan. Based on the number of shares reserved for issuance under our 2002 Equity and Performance Incentive Plan, the registration statement would cover approximately 474,599 shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately thereafter, after complying with Rule 144 volume and other limitations in the case of sales by affiliates.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement between us, our sole stockholder and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and our sole stockholder have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of shares
Legg Mason Wood Walker, Incorporated	1,808,000
Raymond James & Associates, Inc.	1,243,000
Jefferies/Quarterdeck, LLC and Jefferies & Company, Inc.	904,000
BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.	565,000
A.G. Edwards & Sons, Inc.	70,000
Credit Lyonnais Securities (USA) Inc.	70,000
RBC Dain Rauscher Inc.	70,000
U.S. Bancorp Piper Jaffray Inc.	70,000
Adams, Harkness & Hill, Inc.	50,000
Kaufman Bros., L.P.	50,000
McDonald Investments Inc.	50,000
SunTrust Capital Markets, Inc.	50,000

Total	5,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and some of the shares to dealers at the public offering price less a concession not to exceed $0.72 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers.

We and our sole stockholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, three of our executive officers and the selling stockholder have agreed that, with respect to us and the executive officers, for a period of 180 days, and with respect to our sole stockholder, for a period of 270 days, in each case from the date of this prospectus, we and they will not, without the prior written consent of Legg Mason Wood Walker, Incorporated, offer, sell, hedge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock held directly by them, subject to certain exceptions. Legg Mason Wood Walker, Incorporated in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

At our request, the underwriters have reserved an aggregate of 200,000 shares of common stock for sale at the public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered.

Prior to this offering, there has been no public market for our common stock. Consequently, the public offering price for the shares was determined by negotiations among us, the selling stockholder and the representatives. Among the factors considered in determining the public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. Our common stock has been approved for listing on The Nasdaq National Market under the symbol “MTCT.” We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the public offering price or that an active trading market in our common stock will develop and continue after this offering.

The following table shows the underwriting discounts and commissions that we and our sole stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by MTC Technologies		Paid by selling stockholder
	No exercise	Full exercise	No exercise	Full exercise
Per share	$1.19	$1.19	$1.19	$1.19
Total	$2,975,000	$3,421,250	$2,975,000	$3,421,250

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by an underwriter’s over-allotment option. In determining the source of shares to close out the covered syndicate short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. An underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of the common stock offered.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We and our sole stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Jones, Day, Reavis & Pogue will pass upon the validity of the shares being sold in this offering. Certain matters will be passed upon for the underwriters by Shaw Pittman LLP, a limited liability partnership including professional corporations, Washington, D.C.

EXPERTS

The consolidated financial statements as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock we are offering. This prospectus may not contain all information about us and our common stock that would be material to an investor. The registration statement includes exhibits to which you should refer for additional information about us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

After we have filed this registration statement, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above.

We intend to send our stockholders annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Page

Independent Auditors’ Report	F-2

Consolidated Balance Sheets at December 31, 2000, 2001 and March 31, 2002 (Unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001 and for the Three Months Ended March 31, 2001 and 2002 (Unaudited)	F-4

Consolidated Statements of Stockholders’ Equity (Deficiency in Net Assets) for the Years Ended December 31, 1999, 2000 and 2001 and for the Three Months Ended March 31, 2002 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001 and for the Three Months Ended March 31, 2001 and 2002 (Unaudited)	F-6

Notes to the Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
MTC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of MTC Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholder’s equity (deficiency in net assets) and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of MTC Technologies, Inc. and subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Dayton, Ohio
May 3, 2002
(except for paragraph 4 of Note N,
    as to which the date is June 11, 2002)

MTC TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31, 2002 (Unaudited)	Pro Forma March 31, 2002 (Unaudited) (Note B)

	2000	2001
	(dollar amounts in thousands, except share and per share amounts)
CURRENT ASSETS:
Cash	$60	$60	$60	$60
Marketable equity securities—trading	219	167	—	—
Accounts receivable—net (Notes C and F)	21,553	21,877	24,416	24,416
Cost and estimated earnings in excess of billings on uncompleted contracts (Note C)	1,599	518	551	551
Deferred tax asset (Note B)	—	—	—	2,400
Prepaid expenses	272	273	275	275

Total current assets	23,703	22,895	25,302	27,702
ADVANCES TO AFFILIATES (Note I)	8,133	—	748	748
PROPERTY AND EQUIPMENT—Net (Notes D and F)	756	1,136	1,102	1,102
INTANGIBLE ASSETS (Note M)	972	—	—	—
GOODWILL (Note M)	1,673	1,558	1,530	1,530
OTHER ASSETS (Notes E and I)	2,191	145	162	162
NET ASSETS OF DISCONTINUED OPERATIONS (Note I)	3,575	—	—	—

	$41,003	$25,734	$28,844	$31,244

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,807	$5,073	$5,500	$5,500
Current maturities of long-term debt (Note F)	—	1,000	1,050	1,050
Compensation and related items (Note O)	3,917	5,612	10,495	10,495
Distribution payable (Note B)	—	—	—	6,800
Other current liabilities	201	38	20	20
Billings in excess of costs and estimated earnings on uncompleted contracts (Note C)	727	1,057	1,028	1,028
Short-term borrowings	740	—	—	—

	12,392	12,780	18,093	24,893
LONG-TERM DEBT (Note F)	18,418	13,075	15,010	15,010
COMMITMENTS AND CONTINGENT LIABILITIES (Notes F and G)
STOCKHOLDER’S EQUITY (DEFICIENCY IN NET ASSETS):
Common stock, $.001 par value, 50,000,000 shares authorized, 9,887,482 shares at December 31, 2000, 2001 and March 31, 2002 issued and outstanding	—	—	—	—
Paid-in capital	4,409	6,409	6,409	1,958
Due from stockholder (Note N)	—	(2,000)	—	—
Retained earnings (deficit)	5,784	(4,530)	(10,668)	(10,617)

	10,193	(121)	(4,259)	(8,659)

	$41,003	$25,734	$28,844	$31,244

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31, (Unaudited)
	1999	2000	2001	2001	2002
	(dollar amounts in thousands, except share and per share amounts)
REVENUE (Note L)	$70,319	$75,961	$92,590	$20,630	$23,857
COST OF REVENUE (Note L)	59,069	61,866	75,248	17,031	19,782

GROSS PROFIT	11,250	14,095	17,342	3,599	4,075
GENERAL AND ADMINISTRATIVE EXPENSES (excluding Stock Compensation Expense )	5,216	5,123	5,781	1,507	1,517
RELATED PARTY GENERAL AND ADMINISTRATIVE EXPENSES (Note L)	1,234	2,862	2,774	548	579
STOCK COMPENSATION EXPENSE (Note O)	—	—	—	—	5,215

OPERATING INCOME (LOSS)	4,800	6,110	8,787	1,544	(3,236)
INTEREST INCOME (EXPENSE):
Interest income, primarily from related party (Note L)	440	468	411	41	17
Interest expense	(865)	(1,086)	(981)	(258)	(185)

	(425)	(618)	(570)	(217)	(168)

INCOME (LOSS) FROM CONTINUING OPERATIONS	4,375	5,492	8,217	1,327	(3,404)
LOSS FROM DISCONTINUED OPERATIONS (Note I)	(2,877)	(1,182)	(453)	(209)	—

NET INCOME (LOSS)	$1,498	$4,310	$7,764	$1,118	$(3,404)

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Income (loss) from continuing operations	$0.27	$0.56	$0.83	$0.13	$(0.34)
Loss from discontinued operations	$(0.18)	(0.12)	(0.04)	(0.02)	—

Net income (loss)	$0.09	$0.44	$0.79	$0.11	$(0.34)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED	16,479,961	9,887,482	9,887,482	9,887,482	9,887,482

PRO FORMA DATA (UNAUDITED) (Note B):
Pro forma income (loss) from continuing operations			$5,519		$(1,931)

Pro forma net income (loss)			$5,247		$(1,931)

Pro forma income (loss) from continuing operations per share			$0.49		$(0.17)

Pro forma net income (loss) per share			$0.47		$(0.17)

Shares used in computing pro forma per share amounts			11,243,540		11,133,888

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY IN NET ASSETS)

	Common Stock		Paid-In Capital	Retained Earnings (Deficit)	Due From Stockholder	Total
	Shares	Amount
		(dollar amounts in thousands)
BALANCE—January 1, 1999	17,797,468	$	$7	$10,345	$—	$10,352
Net income				1,498		1,498
Stockholder contribution			350			350
Stockholder distributions				(1,382)		(1,382)
Retirement of common stock (Note I)	(7,909,986)		(3)	(6,354)		(6,357)

BALANCE—December 31, 1999	9,887,482		354	4,107		4,461
Net income				4,310		4,310
Stockholder contribution			4,055			4,055
Stockholder distributions				(2,633)		(2,633)

BALANCE—December 31, 2000	9,887,482		4,409	5,784		10,193
Net income				7,764		7,764
Stockholder contribution			2,000		(2,000)
Stockholder distributions				(18,078)		(18,078)

BALANCE—December 31, 2001	9,887,482		6,409	(4,530)	(2,000)	(121)
Net loss (unaudited)				(3,404)		(3,404)
Stockholder contribution (unaudited)					2,000	2,000
Stockholder distributions (unaudited)				(2,734)		(2,734)

BALANCE—March 31, 2002 (unaudited)	9,887,482	$	$6,409	$(10,668)	$—	$(4,259)

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31, (Unaudited)
	1999	2000	2001	2001	2002
	(dollar amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,498	$4,310	$7,764	$1,118	$(3,404)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Compensation expense from stock options	—	—	—	—	5,215
(Gains) losses on marketable equity securities	(134)	(36)	12	15	(13)
Depreciation and amortization	220	724	1,366	453	131
(Gains) losses on sale of fixed assets	35	(25)	(9)	—	—
Discontinued operations	2,877	1,182	453	209	—
Changes in operating assets and liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	677	(366)	1,081	203	(33)
Accounts receivable	(91)	(4,444)	(324)	3,221	(2,539)
Prepaid expenses and other assets	194	297	(39)	(752)	8
Billings in excess of costs and estimated earnings in uncompleted contracts	(151)	(158)	330	78	(29)
Accounts payable	351	1,577	(1,734)	(2,339)	427
Accrued compensation	(215)	608	1,695	330	(332)
Other current liabilities	219	(201)	(147)	(2)	(18)

Net cash provided by (used in) operating activities	5,480	3,468	10,448	2,534	(587)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of marketable equity securities	229	71	33	21	180
Purchase of RJO Enterprises, Inc.	(779)	(3,875)	—	—	—
Increase in advances to affiliates	—	(2,520)	(923)	23	(748)
Proceeds from sale of property and equipment	—	—	722	—	—
Additions to property and equipment	(96)	(274)	(659)	(64)	(97)

Net cash used in investing activities	(646)	(6,598)	(827)	(20)	(665)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments) borrowings on the revolving credit agreement	5,744	3,168	(5,907)	(2,712)	1,986
Payments on long-term debt	—	(22)	(864)	(5)	—
Proceeds from long-term borrowings	—	—	2,000	—	—
Capital contribution	350	4,055	—	—	2,000
Repurchase of common stock	(6,170)	—	—	—	—
Cash distributions to stockholder	(1,382)	(2,633)	(4,508)	(202)	(2,734)

Net cash provided by (used in) financing activities	(1,458)	4,568	(9,279)	(2,919)	1,252

Net cash provided by (used in) discontinued operations	(3,374)	(1,452)	(342)	405	—

NET INCREASE (DECREASE) IN CASH	2	(14)	—	—	—
CASH:
Beginning of period	72	74	60	60	60

End of period	$74	$60	$60	$60	$60

NON-CASH DISTRIBUTION TO STOCKHOLDER:
Nets assets of discontinued operations	$187		$3,464
Advances to affiliates	—		9,055
Land and related development costs	—		1,105
Other assets	—		274
Other liabilities	—		(328)

	$187		$13,570

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands)

A.    SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations—The Company is primarily engaged in providing systems engineering, information technology, intelligence operations and program management services focusing primarily on U.S. defense intelligence and civilian federal government entities.

Sales to the federal government represent substantially all of the Company’s revenue. Consequently, accounts receivable balances consist primarily of amounts due from the federal government.

Use of Estimates—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include amounts based on management’s best estimates and judgments. The use of estimates and judgments may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Marketable Equity Securities—Marketable equity securities are classified as trading and carried at estimated fair value with the unrealized holding gain or loss recorded in the consolidated statements of operations. Realized gains and losses from the sale of marketable equity securities are derived using the specific-identification method for determining the cost of securities sold. The estimated fair value of marketable equity securities is based on quoted market prices. Unrealized net gains (losses) of $145, $(154) and $53 for the years ended December 31, 1999, 2000 and 2001, are included in general and administrative expenses.

Goodwill and Intangible Assets—The Company amortized goodwill over fifteen years. Purchase price allocated to intangible assets was amortized using the straight-line method over the estimated terms of the contracts, which was determined to be thirteen months. Accumulated amortization related to goodwill and intangible assets allocated to contracts was $471 and $1,557 as of December 31, 2000 and 2001, respectively.

Revenue and Cost Recognition—The Company recognizes revenue on time-and-materials contracts to the extent of billable rates times hours delivered, plus expenses incurred. The Company recognizes revenue on fixed-price contracts under the percentage-of-completion method based on costs incurred in relation to total estimated costs. The Company recognizes revenue on cost-plus contracts to the extent of allowable costs incurred plus a proportionate amount of the fee earned. The Company records provisions for estimated losses on uncompleted contracts in the period in which the Company identifies those losses. The Company considers performance-based fees, including award fees, under any contract type to be earned only when the Company can demonstrate satisfaction of a specific performance goal or the Company receives contractual notification from a customer that the fee has been earned. In all cases, the Company recognizes revenue only when pervasive evidence of an arrangement exists (including when waiting for formal funding authorization under federal government contracts), services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured.

Contract revenue recognition inherently involves estimation. From time to time, facts develop that require the Company to revise the total estimated costs or revenues expected. In most cases, these changes relate to changes in the contractual scope of the work, and do not significantly impact the expected profit rate on a

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contract. The Company records the cumulative effects of any revisions to the estimated total costs and revenues in the period in which the facts become known.

The Company’s federal government contracts are subject to subsequent government audit of direct and indirect costs. The majority of such incurred cost audits have been completed through 1999. Management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet completed.

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are provided using straight-line and accelerated methods over estimated useful lives. The Company uses estimated useful lives of 3-7 years for equipment, 5 years for vehicles, 5-7 years for furniture and fixtures and 5-39 years for leasehold improvements.

Long-lived assets and certain intangibles are reviewed for impairment, based upon the undiscounted expected future cash flows, whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.

Fair Value of Financial Instruments—The carrying amount of the Company’s accounts receivable, accounts payable and accrued expenses approximate their fair value. The revolving credit agreement has a floating interest rate that varies with current indices and, as such, the recorded value approximates fair value.

Reclassifications—Certain amounts in the 1999 and 2000 consolidated financial statements have been reclassified to conform to the 2001 presentation.

Income Taxes—The Company has elected the “S-Corporation” status under Section 1362 of the Internal Revenue Code. Under this election, all items of income and expense are “passed through” and taxed at the shareholder level. Therefore, no provision for federal and state income taxes is required by the Company.

Earnings (Loss) Per Common Share—Basic earnings (loss) per common share has been computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings (loss) per share equals basic earnings (loss) per share for all periods presented because there are no common stock equivalents outstanding during any of these periods.

Interim Financial Information—The consolidated financial statements as of March 31, 2002 and for the three month periods ended March 31, 2001 and 2002 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, necessary to present fairly the periods indicated. Results of operations for the interim period ended March 31, 2001 and 2002 are not necessarily indicative of the results for the full fiscal year.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements—In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“FAS 141”) and No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). FAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. FAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that intangible assets other than goodwill be amortized over their useful lives. The table below shows the effect on net income had FAS No. 142 been adopted in prior periods:

	December 31,			March 31, 2001
	1999	2000	2001
				(unaudited)
Net income	$1,498	$4,310	$7,764	$1,118
Goodwill amortization	—	38	114	28

Adjusted net income	$1,498	$4,348	$7,878	$1,146

Basic and diluted earnings per common share:
Net income	$0.09	$0.26	$0.47	$0.07
Goodwill amortization	$—	$—	$0.01	$—

Adjusted net income	$0.09	$0.26	$0.48	$0.07

FAS No. 141 was effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. FAS No. 142 will be effective January 1, 2002. This statement requires that goodwill be tested for impairment initially as of January 1, 2002, and thereafter at least annually. The Company has performed the first step of the goodwill impairment test and has concluded that goodwill is not impaired.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS No. 144 supercedes Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” FAS No. 144 applies to all long-lived assets (including discontinued operations) and amends Accounting Principles Board Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business.” FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has determined that the adoption of FAS No. 144 had no impact on its consolidated financial position and consolidated results of operations.

B.    PRO FORMA INFORMATION (UNAUDITED)

Pro Forma Balance Sheet

The pro forma balance sheet of the Company as of March 31, 2002 reflects a distribution payable to the Company’s stockholder and the estimated net deferred tax asset which would have been recorded by the Company if its S corporation status was terminated at March 31, 2002, and a reclassification of undistributed S corporation losses of the Company at March 31, 2002 to paid-in capital.

The Company made a $3,400 distribution to its stockholder in April 2002. In addition, the Company intends to distribute approximately $3,400 of undistributed S corporation earnings to the Company’s stockholder preceding the termination of its S corporation status.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pro forma net deferred tax asset of $2,400 represents the tax effect of the cumulative differences between the financial reporting and income tax basis of primarily liabilities as of March 31, 2002. The actual net deferred tax asset recorded will be adjusted to reflect the effect of the Company’s operations for the period through the date immediately preceding the termination of its S corporation status. The significant items comprising the Company’s pro forma net deferred tax asset as of March 31, 2002 are accrued compensation expense from stock options, accrued vacation, bonuses and sick pay.

The pro forma undistributed losses of the Company were reclassified to paid-in capital.

Pro Forma Statements of Operations Data

The pro forma statements of operations for the year ended December 31, 2001 and the three months ended March 31, 2002, reflect adjustments to interest expense associated with the use of offering proceeds to reduce long-term debt and the increase in income taxes (benefit) due to the Company’s termination of its S corporation status.

Upon the closing of the Offering, the Company will terminate its status as an S corporation and will be subject to federal and state income taxes thereafter. Accordingly, the pro forma statements of income include adjustments to reflect income taxes (benefit) as if the Company had been a C corporation at an estimated combined effective income tax rate of 40%.

In the period the offering is completed the Company will recognize a significant increase to income resulting from the termination of the Company’s S corporation status. The Company will recognize the cumulative deferred tax asset at that time by an increase in income. Based on the pro forma deferred tax asset as of March 31, 2002, the income statement increase would be approximately $2,400.

Earnings (loss) per Common Share

Shares issued in computing pro forma per share amounts include historical weighted average common shares outstanding and the common shares which would result from the assumed offering proceeds reflected in the pro forma adjustments related to debt repayment and stockholder distributions.

For the year ended December 31, 2001
Historical weighted average shares outstanding	9,887,482
Incremental shares associated with debt repayment	1,144,476
Incremental shares associated with the distribution to stockholder	211,582

Shares used in computing pro forma per share amounts	11,243,540

For the quarter ended March 31, 2002
Historical weighted average shares outstanding	9,887,482
Incremental shares associated with debt repayment	840,436
Incremental shares associated with the distribution to stockholder	405,970

Shares used in computing pro forma per share amounts	11,133,888

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C.    ACCOUNTS RECEIVABLE AND CONTRACTS IN PROGRESS

Unbilled recoverable costs and accrued profit represents costs incurred and estimated fees earned on cost plus fixed fee and time-and-materials service contracts for which billings have not been presented to customers. Management calculated that $692 and $595 of the unbilled amounts at December 31, 2000 and 2001, respectively, represent retainers on government contracts that should be collected during the next fiscal year.

	December 31,
	2000	2001
Amounts billed:
Federal government contracts	$11,710	$14,726
Commercial contracts	547	479
Related parties	130	16

	12,387	15,221

Unbilled recoverable costs and accrued profit:
Federal government contracts	8,923	6,704
Commercial contracts	108	(2)

	9,031	6,702
Other	260	103

	21,678	22,026
Less allowance for doubtful accounts	(125)	(149)

	$21,553	$21,877

The following relates to fixed price contracts:

	Costs and Estimated Earnings in Excess of Billings	Billings in Excess of Costs and Estimated Earnings
December 31, 2000:
Costs and estimated earnings	$8,258	$3,460
Billings	(6,659)	(4,187)

	$1,599	$727

December 31, 2001:
Costs and estimated earnings	$5,263	$14,483
Billings	(4,745)	(15,540)

	$518	$1,057

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for doubtful accounts:

		Additions
Year Ended December 31,	Balance at Beginning of Period	Charged to Operations	Charged to Other Accounts	Write-Offs	Balance at End of Period
1999	$25	$43	$—	$(1)	$69

2000	$69	$60	$50	$54	$125

2001	$125	$8	$42	$26	$149

D.    PROPERTY AND EQUIPMENT

	December 31,
	2000	2001
Equipment	$1,921	$2,547
Furniture and fixtures	467	480
Leasehold improvements	321	321
Vehicles	18	18

	2,727	3,366
Accumulated depreciation and amortization	(1,971)	(2,230)

Property and equipment, net	$756	$1,136

Depreciation expense was $220, $254 and $279 for the years ended December 31, 1999, 2000 and 2001, respectively.

E.     OTHER ASSETS

	December 31,
	2000	2001
Deposits and other	$107	$145
Land and related development costs (Note I)	1,818	—
Other investments (Note I)	266	—

	$2,191	$145

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

F.     LONG-TERM DEBT

	December 31,
	2000	2001
Revolving credit agreement, due 01/02/04:

Portion at LIBOR plus 2.5% (4.43% at December 31, 2001)	$6,500	$3,500
Portion at prime rate plus 0.25% (5.0% at December 31, 2001)	11,449	5,575
Term loan agreement, interest at prime rate or LIBOR plus 2.75%, due 10/1/05 (4.68% at December 31, 2001)	—	5,000
Other	469	—

	18,418	14,075
Less—current maturities	—	1,000

	$18,418	$13,075

The borrowing limit at December 31, 2001, under the revolving credit agreement, was $15,000, subject to borrowing base requirements and customary loan covenants. Borrowings are collateralized by accounts receivable, inventories and certain property and equipment.

The agreements contain various loan covenants, which include among others, restrictions on stockholder distributions.

The Company was in violation of the tangible net worth, adjusted fixed charge coverage, equity transactions, and distribution covenants at December 31, 2001 for which a waiver was received from the banks that waives these covenants through December 31, 2002. The stockholder has personally guaranteed all long-term debt.

Minimum annual principal payments under long-term obligations through the year ending December 31, 2005 are as follows:

Year Ending December 31,	Amount
2002	$1,000
2003	1,100
2004	10,375
2005	1,600

$14,075

G.     OPERATING LEASES

The Company leases certain administrative facilities from related parties and others. Operating leases require monthly payments and expire at various dates through 2005. Additionally, renewal options for additional terms of three to five years are included in most agreements. Total operating lease expense totaled $1,382, $1,665 and $1,969 for the years ended December 31, 1999, 2000 and 2001, respectively.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum annual rental payments under operating leases are as follows:

Year Ending December 31,	Related Party	Other	Total
2002	$616	$1,151	$1,767
2003	612	837	1,449
2004	—	495	495
2005	—	219	219

	$1,228	$2,702	$3,930

H.    SUPPLEMENTAL CASH FLOW INFORMATION

Other cash flow information for the year ended December 31, 2001, 2000 and 1999, is as follows:

	December 31,
	1999	2000	2001
Interest paid	$865	$1,086	$981

Local income taxes paid	$35	$33	$60

I.    DISCONTINUED OPERATIONS

At December 31, 2001 the Company distributed the common stock and net assets of its wholly owned subsidiaries, MTC Manufacturing, Inc. and Freund Laws, Inc., and its majority interest in a real estate partnership, BC Golf Limited Partnership, to the Company’s stockholder. During 1999, the Company distributed cash ($6,170) and the common stock and net assets ($187) of its wholly owned subsidiary, IBS LLC, to a former stockholder of the Company. In addition, the Company ceased the operations of its majority subsidiary, Wrightpoint, Inc., (collectively “the Subsidiaries”). The distributions of these entities and ceased operations of Wrightpoint, Inc. have been recorded as discontinued operations. Revenues and expenses have been reclassified to discontinued operations in the Company’s statements of operations. The operating results of the Subsidiaries for the years ended December 31, 1999, 2000 and 2001 were:

	December 31,
	1999	2000	2001
Revenue	$5,948	$2,804	$5,831
Costs and expenses	8,825	3,986	6,284

Net loss	($2,877)	($1,182)	($453)

The net assets of the Subsidiaries were as follows:

December 31, 2000

Assets	$8,216
Liabilities	4,641

Net assets	$3,575

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Distribution of Other Net Assets

In addition, at December 31, 2001 the Company distributed to its stockholder certain other net assets, which consisted primarily of advances to affiliates, land and related development costs, and various liabilities. The carrying amounts of these distributed net assets at distribution was $10,106. The carrying amounts of these net assets at December 31, 2000 were as follows:

Advances to affiliates:
Corbus, Inc.	$2,475
JMD	2,127
MTC India	1,492
Composite Technologies Corporation	1,389
MTC International	457
Other	193

$8,133

Land and related development costs (Note E)	$1,818

Other investments (Note E)	$266

Other liabilities	$328

Land and related development costs with a carrying amount of $713 at December 31, 2000 were sold during 2001 for $722.

J.    PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan that covers all eligible full-time and part-time employees. The Company provides 50% matching funds for eligible participating employees, limited to the employee’s participation of up to 10% of earnings. Total Company contributions to the plan totaled $877, $1,019 and $1,293 for the years December 31, 1999, 2000 and 2001, respectively.

K.    BUSINESS SEGMENT

The Company operates as one segment, delivering a broad array of services primarily to the federal government in four areas which are offered separately or in combination across its customer base. These services are Systems Engineering, Information Technology, Intelligence Operations and Program Management. Although the Company offers the services referred to above, revenue is internally reviewed by the Company primarily on a contract basis. Therefore, it would be impracticable to determine revenue by services offered. In addition, there were no sales to any foreign customers.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

L.    RELATED PARTY TRANSACTIONS

The Company subcontracts to, purchases temporary labor from, and rents a portion of its facilities from various entities that are controlled by its stockholder. Following is a summary of transactions with related parties:

	Year Ended December 31,
	1999	2000	2001
Included in general and administrative expenses:
Shared services paid to related parties
(MTC International)	$1,312	$2,733	$2,564
Shared services charged to related parties	(297)	(184)	(169)
Rent paid to related parties	219	313	379

	$1,234	$2,862	$2,774

Other rent paid to related parties	$322	$355	$259

Interest income from related parties	$233	$217	$257

Sub-contracting services paid to related parties:
MTC India	$—	$516	$475

Aerospace Integration Corporation (AIC)	$1,295	$1,188	$515

Integrated Information Technology Company (IITC)	$97	$17	$—

Revenues to related parties:
International Consultants, Inc. (ICI)	$114	$185	$457

AIC	$70	$28	$40

IITC	$1,071	$1,441	$1,567

The Company received administrative services from MTC International, which is wholly owned by an entity related to the Company’s stockholder. The charges for these services generally reflected the marginal cost of the service provided, plus a pro-rata share of the associated fixed costs. In addition, the Company leases its administrative facilities from entities related to the Company’s stockholder.

At December 31, 2000 and 2001, amounts due from related parties were $389 and $600, respectively. At March 31, 2002, amounts due from related parties were $635.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

M.    ACQUISITION

On August 31, 2000, the Company purchased the assets and assumed certain liabilities of RJO Enterprises, Inc. (“RJO”), a government contractor. The cash price of the acquisition was $3,875. The Company recorded the acquisition using the purchase method of accounting. The purchase price was allocated as follows:

Accounts receivable and other current assets	$923
Intangible Assets-Purchase price allocated to contracts	1,406
Property and equipment	271
Goodwill	1,711
Current liabilities	(436)

Net assets acquired	$3,875

The revenue of RJO reflected in the Company’s 2000 consolidated statements of operations was $1,781.

N.    STOCKHOLDER’S EQUITY

At December 31, 2001, the Company’s stockholder agreed to contribute $2,000 to the Company. The Company recorded the amount due from stockholder as a reduction in stockholder’s equity with a corresponding increase to additional paid-in capital.

In April 2002, the Company incorporated in Delaware. On May 3, 2002, Mr. Soin contributed all of the issued and outstanding shares of Modern Technologies Corp. to the Company in exchange for 9,887,482 shares of the Company resulting in Mr. Soin owning all of the shares of the Company and Modern Technologies Corp. becoming a wholly owned subsidiary of the Company. All shares, per share data and other equity amounts in the accompanying financial statements have been adjusted to give retroactive effect to the transaction.

In May 2002, the Directors approved the 2002 Equity and Performance Incentive Plan.

On June 11, 2002 the Company’s Directors authorized and declared a 2,471.8707-for-1 stock split effected in the form of a dividend of 2,470.8707 shares of the common stock, par value of $.001 per share for each one share of common stock. All shares and per share amounts in these consolidated financial statements have been adjusted to reflect this stock split. The Directors also increased the number of authorized shares to 50 million.

O.    STOCK COMPENSATION (UNAUDITED)

In March 2002, the sole stockholder made a binding commitment to award $5.2 million in stock-based compensation to three key members of senior management, Michael Solley, President and Chief Executive Officer, David Gutridge, Chief Financial Officer, and Benjamin Crane, Chief Operating Officer, to reward the executives for their major contributions to the past profitability, growth and financial strength of the Company. The award in March was to be settled either by delivery to the recipients of a fixed number of fully vested shares or of a number of fully vested options with an intrinsic value of $5.2 million (the difference between the exercise price and the estimated fair value of the shares of $16.75 per share). The Company recorded the $5.2 million obligation associated with this stock compensation award in the consolidated financial statements for the period ended March 31, 2002.

In April 2002, to achieve certain tax benefits for the executives, the sole stockholder decided to issue stock options to satisfy the $5.2 million stock compensation award. Stock option agreements to purchase

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

415,273 shares of the Company’s common stock at $4.19 per share were entered into with the executives. These options were formalized on May 3, 2002, when stock option agreements were signed by the grantees, which established the measurement date. The options were immediately exercisable after that date. Mr. Solley was awarded an option to purchase up to 346,061 shares. Messrs. Gutridge and Crane each were awarded options to purchase up to 34,606 shares. These options expire ten years from their date of grant.

******

SM
    “Linking Imagination and Innovation” ®

5,000,000 Shares

Common Stock

P R O S P E C T U S

June 27, 2002

Legg Mason Wood Walker
Incorporated
Raymond James
Jefferies/Quarterdeck, LLC
BB&T Capital Markets